UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2021
Commission File Number: 001-32199

SFL Corporation Ltd.
(Translation of registrant’s name into English)

 Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒             Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto are the unaudited condensed interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of SFL Corporation Ltd. ("SFL" or "the Company”) for the nine months ended September 30, 2021.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3ASR (Registration No. 333-237971) and the Company’s Registration Statement on Form F-3D (Registration No. 333-237970) each filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 1, 2020.

SFL CORPORATION LTD.

REPORT ON FORM 6-K FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

INDEX

Unaudited Condensed Consolidated Statements of Operations for the nine months ended September 30, 2021 and September 30, 2020	Page 4
Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss) for the nine months ended September 30, 2021 and September 30, 2020	Page 5
Unaudited Condensed Consolidated Balance Sheets as of September 30, 2021 and December 31, 2020	Page 6
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2021 and September 30, 2020	Page 7
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the nine months ended September 30, 2021 and September 30, 2020	Page 8
Notes to the Unaudited Condensed Consolidated Financial Statements	Page 9
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 37
Cautionary Statement Regarding Forward-Looking Statement	Page 49
Signatures	Page 51

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the nine months ended September 30, 2021 and September 30, 2020

(in thousands of $, except per share amounts)

	Nine months ended
	September 30,
	2021	2020
Operating revenues
Interest income related parties – direct financing leases	1,137	1,349
Interest income other – sales-type, direct financing leases and leaseback assets	15,672	50,597
Service revenue related parties – direct financing leases	4,914	5,247
Profit sharing income - related parties	5,650	15,214
Profit sharing income - other	7,543	2,015
Time charter revenues - related parties	37,864	39,321
Time charter revenues - other	224,489	199,304
Bareboat charter revenues - related parties	16,561	—
Bareboat charter revenues - other	1,640	7,164
Voyage charter revenues	42,660	32,291
Other operating income	3,205	3,633
Total operating revenues	361,335	356,135
Gain on sale of assets and termination of charters, net	56	2,250
Operating expenses
Vessel operating expenses - related parties	21,875	22,785
Vessel operating expenses - other	92,227	95,072
Depreciation	95,897	83,159
Vessel impairment charge	1,927	80,511
Administrative expenses - related parties	403	859
Administrative expenses - other	9,070	7,861
Total operating expenses	221,399	290,247
Net operating income	139,992	68,138
Non-operating income/(expense)
Interest income - related parties, long term loans to associated companies	5,771	10,596
Interest income - related parties, other	233	389
Interest income - other	66	850
Interest expense	(72,794)	(101,625)
(Loss)/gain on repurchase of bonds	(727)	1,081
Gain on settlement of related party loan notes	—	4,446
Gain/(loss) on investments in debt and equity securities	4,469	(20,866)
Dividend income - related parties	—	4,617
Other financial items, net	3,789	(29,954)
Net income/(loss) before equity in earnings of associated companies	80,799	(62,328)
Equity in earnings of associated companies	3,424	3,128
Net income/(loss)	84,223	(59,200)
Per share information:
Basic earnings/(loss) per share	$0.70	$(0.55)
Diluted earnings/(loss) per share	$0.69	$(0.55)
The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
for the nine months ended September 30, 2021 and September 30, 2020
(in thousands of $)

	Nine months ended
	September 30,
	2021	2020
Net income/(loss)	84,223	(59,200)

Fair value adjustments to hedging financial instruments	6,146	(17,965)
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	—	6,369
Fair value adjustments to investment securities classified as available-for-sale	(284)	1,177
Other comprehensive loss	(10)	(45)
Other comprehensive income/(loss), net of tax	5,852	(10,464)

Comprehensive income/(loss)	90,075	(69,664)
The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
as at September 30, 2021 and December 31, 2020
(in thousands of $, except share data)

	September 30, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	250,703	215,445
Restricted cash	5,570	8,953
Investments in debt and equity securities	24,691	28,805
Due from related parties	6,919	7,718
Trade accounts receivable	7,792	6,666
Other receivables	17,549	22,024
Inventories	13,323	8,808
Prepaid expenses and accrued income	7,849	2,597
Investment in sales-type leases, direct financing leases and leaseback assets, current portion	23,284	55,420
Assets held for sale	17,100	—
Total current assets	374,780	356,436
Vessels and equipment, net	2,168,303	1,240,698
Vessels under finance lease, net	666,484	697,380
Investment in sales-type leases, direct financing leases and leaseback assets, long-term portion	187,069	622,123
Investments in associated companies	16,602	27,297
Newbuildings and vessel purchase deposits	45,732	—
Loans and long term receivables from associated companies	45,000	123,910
Financial instruments at fair value, long-term portion	2,334	3,406
Other long-term assets	19,972	21,961
Total assets	3,526,276	3,093,211

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	448,236	484,956
Finance lease liability, current portion	50,613	48,887
Due to related parties	1,152	2,724
Trade accounts payable	3,095	1,247
Financial instruments at fair value, current portion	1,552	1,572
Accrued expenses	20,063	21,060
Other current liabilities	23,035	16,085
Total current liabilities	547,746	576,531
Long-term liabilities
Long-term debt	1,551,477	1,164,113
Finance lease liability, long-term portion	485,997	524,200
Financial instruments at fair value, long-term portion	20,597	32,712
Other long-term liabilities	4	4
Total liabilities	2,605,821	2,297,560

Commitments and contingent liabilities
Stockholders’ equity
Share capital ($0.01 par value; 300,000,000 shares authorized; 138,551,387 shares issued and outstanding at September 30, 2021). ($0.01 par value; 300,000,000 shares authorized; 127,810,064 shares issued and outstanding at December 31, 2020.	1,386	1,278
Additional paid-in capital	620,734	531,382
Contributed surplus	484,639	539,370
Accumulated other comprehensive loss	(13,464)	(19,316)
Accumulated deficit	(172,840)	(257,063)
Total stockholders’ equity	920,455	795,651
Total liabilities and stockholders’ equity	3,526,276	3,093,211
The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended September 30, 2021 and September 30, 2020

(in thousands of $)

	Nine months ended
	September 30,
	2021	2020

Net cash provided by operating activities	202,097	194,402

Investing activities
Additions to direct financing leases and leaseback assets	—	(65,030)
Purchase of vessels, capital improvements and other additions	(384,837)	(49,247)
Investment in newbuilding contracts and vessel deposits	(49,989)	—
Proceeds from sales of vessels and termination of charters	85,748	152,510
Net amounts received from associated companies	9,262	12,781
Proceeds from sale of equity securities	—	21,055
Other investments and long term assets, net	(872)	1,951
Net cash (used in)/provided by investing activities	(340,688)	74,020

Financing activities
Shares issued, net of issuance costs	89,280	15,127
Principal settlements of cross currency swaps, net	—	(11,706)
Payment for early settlements of interest rate swaps, net	—	(4,539)
Repurchase of bonds	(70,425)	(64,795)
Proceeds from issuance of short-term and long-term debt	516,000	347,231
Repayments of short-term and long-term debt	(266,873)	(392,331)
Debt fees paid	(6,308)	(4,246)
Repayment of lease obligation liability	(36,477)	(49,567)
Cash dividends paid	(54,731)	(92,170)
Net cash provided by/(used in) financing activities	170,466	(256,996)

Net change in cash, restricted cash and cash equivalents	31,875	11,426
Cash, restricted cash and cash equivalents at start of the period	224,398	203,016
Cash, restricted cash and cash equivalents at end of the period	256,273	214,442

Cash, restricted cash and cash equivalents:
Cash and cash equivalents	250,703	205,814
Restricted cash	5,570	8,628
Cash, restricted cash and cash equivalents at end of the period	256,273	214,442

The accompanying notes are an integral part of these consolidated condensed financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
for the nine months ended September 30, 2021 and September 30, 2020

(in thousands of $, except number of shares)

	Nine months ended
	September 30,
	2021	2020
Number of shares outstanding
At beginning of period	127,810,064	119,391,310
Shares issued	10,741,323	1,515,562
At end of period	138,551,387	120,906,872
Share capital
At beginning of period	1,278	1,194
Shares issued	108	15
At end of period	1,386	1,209
Additional paid-in capital
At beginning of period	531,382	469,426
Amortization of stock-based compensation	677	733
Stock-based compensation forfeitures and other	(97)	(30)
Shares issued	89,270	15,111
Equity adjustment arising from reacquisition of convertible notes	(498)	(126)
At end of period	620,734	485,114
Contributed surplus
At beginning of period	539,370	648,764
Dividends declared	(54,731)	(92,170)
At end of period	484,639	556,594
Accumulated other comprehensive loss
At beginning of period	(19,316)	(13,015)
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	—	6,369
Fair value adjustments to hedging financial instruments	6,146	(17,965)
Fair value adjustments to available-for-sale securities	(284)	1,177
Other comprehensive loss	(10)	(45)
At end of period	(13,464)	(23,479)
Accumulated deficit
At beginning of period	(257,063)	—
Impact of adoption of ASU 2016-13	—	(32,638)
Net income/(loss)	84,223	(59,200)
At end of period	(172,840)	(91,838)
Total stockholders’ equity	920,455	927,600
The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
Notes to the Unaudited Condensed Consolidated Financial Statements

1.INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements of SFL Corporation Ltd. (“SFL” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary in order to make the interim financial statements not misleading, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying unaudited condensed interim financial statements do not include all of the disclosures required in annual and interim consolidated financial statements and should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the Securities and Exchange Commission on March 22, 2021. The results of operations for the interim period ended September 30, 2021 are not necessarily indicative of the results for the entire year ending December 31, 2021.

Basis of accounting

The condensed consolidated financial statements are prepared in accordance with US GAAP. The condensed consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries including variable interest entities in which SFL is deemed to be the primary beneficiary. All inter-company balances and transactions have been eliminated on consolidation.

The condensed consolidated financial statements are prepared in accordance with the accounting policies described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.

Recently Adopted Accounting Standards

In the nine months ended September 30, 2021, the Company adopted the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updates (“ASU”) which became effective for the Company on January, 1, 2021. The Company adopted ASU 2019-12 "Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes", ASU 2020-01 "'Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815", ASU 2020-08 "Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs", ASU 2020-10 "Codification Improvements" and ASU 2021-01 "Reference Rate Reform (Topic 848): Scope". These adopted pronouncements introduced changes to a wide variety of topics but had no material impact to the Company’s condensed consolidated financial position, results of operations or cash flows contained in this report.

Recently Issued Accounting Standards

The following is a brief discussion of a selection of recently released accounting pronouncements that are pertinent to the Company's business:

In October 2021, the FASB issued ASU No. 2021-08, "'Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers" ("ASU 2021-08"). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2022, and are applied prospectively to business combinations that occur after the effective date. The Company will evaluate these amendments based on the facts and circumstances of any future business combinations.

In July 2021, the FASB issued ASU No. 2021-05, "Leases (Topic 842): Lessors—Certain Leases with Variable Lease Payments" ("ASU 2021-05"). This new standard amends the lease classification requirements for lessors to align them with practice under ASC Topic 840. Lessors should classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if both of the following criteria are met: (1) The lease would have been classified as a sales-type lease or a direct financing lease in accordance with the classification criteria in ASC paragraphs 842-10-25-2 through 25-3; and (2) The lessor would have otherwise recognized a day-one loss. When a lease is classified as operating, the lessor does not recognize a net investment in the lease, does not derecognize the underlying asset, and, therefore, does not recognize a selling profit or loss. ASU 2021-05 is effective for fiscal years and interim periods beginning after December 15, 2021. Entities have the option to apply the amendments either (1) retrospectively to leases that commenced or were modified on or after the adoption of Update 2016- 02 or (2) prospectively to leases that commence or are modified on or after the date that an entity first applies the amendments. The Company intends to choose the prospective option and the effect on the financial statements will be evaluated based on the facts and circumstances of future lease contracts.

In May 2021, the FASB issued ASU No. 2021-04, "Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options" ("ASU 2021-04"). This new standard provides guidance for a modification or an exchange of a freestanding equity-classified written call option that is not within the scope of another Topic. It specifically addresses: (1) How an entity should treat a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange; (2) How an entity should measure the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange; and (3) How an entity should recognize the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange. ASU 2021-04 is effective for fiscal years and interim periods beginning after December 15, 2021. The Company does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting". Accounting Standards Codification (“ASC”) 848 provided temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to reduce the financial reporting burden in light of the market transition from London Interbank Offered Rates (“LIBOR”) and other reference interest rates to alternative reference rates. Under ASC 848, companies can elect not to apply certain modification accounting requirements to contracts affected by reference rate reform if certain criteria are met. An entity that makes this election would not be required to remeasure the contracts at the modification date or reassess a previous accounting determination. The amendments of ASC 848 apply only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. In January 2021, the FASB issued ASU 2021-01, which clarified the scope of Topic 848 in relation to derivative instruments and contract modifications. The amendments in these updates are elective and are subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in these updates are effective for all entities since March 12, 2020 through to December 31, 2022. The Company has determined that the reference rate reform will impact its floating rate debt facilities and interest rate swaps contracts. In order to preserve the presentation of derivatives consistent with past presentation, the Company expects to take advantage of the expedients and exceptions provided by the updates when LIBOR is discontinued and replaced with alternative reference rates.

In August 2020, the FASB issued ASU No. 2020-06, "Accounting for Convertible Instruments and Contracts in an Entity's Own Equity" ("ASU 2020-06"). ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost or will be accounted for as a single equity instrument measured at its historical cost, as long as no other features require bifurcation and recognition as derivatives. By removing those separation models, the interest rate of convertible debt instruments typically will be closer to the coupon interest rate. ASU 2020-06 also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective from January 1, 2022 and the Company plans to adopt the amendments on a modified retrospective basis. Based on a preliminary assessment the Company expects the adoption of ASU 2020-06 to involve adjustments to the opening balance of retained earnings, additional paid-in capital and unamortized debt issuance costs. The Company estimates the net impact of this adjustment to stockholders' equity to be less than $1 million, although this is subject to change based upon repurchases and issuances of convertible debt prior to implementation.

Significant Accounting Policies - Update

Our significant accounting policies are described in "Note 2: Accounting Policies" of our Annual Report on Form 20-F for the year ended December 31, 2020.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management of the Company believes that the accounting estimates and assumptions that have been made are appropriate given the increased uncertainties surrounding the severity and duration of the impacts of the COVID-19 pandemic. However actual results could differ materially from those estimates.

2.GAIN/(LOSS) ON SALE OF ASSETS AND TERMINATION OF CHARTERS

During the nine months ended September 30, 2021, the Company received notices of the intention of MSC Mediterranean Shipping Company S.A. ("MSC"), an unrelated party, to exercise the purchase options on 18 feeder container vessels on long term charter to MSC. All 18 vessels have been delivered to MSC in August and September 2021 and a net gain of $0.6 million was recorded in relation to the sale of these vessels.

Also during the nine months ended September 30, 2021, the West Taurus rig was delivered to Rota Shipping Inc. for recycling. The asset was derecognized at disposal and a net loss of $0.6 million was recorded in relation to the recycling of the rig.

During the nine months ended September 30, 2020, three VLCC (Front Hakata, Hunter Atla and Hunter Saga) and five offshore support vessels (Sea Cheetah, Sea Jaguar, Sea Halibut, Sea Pike and Sea Leopard) were sold to unrelated third parties. A net gain of $2.3 million was recorded in relation to the sale of these vessels. The Front Hakata and Sea Leopard were previously accounted for as investments in direct financing leases and Hunter Atla and Hunter Saga as leaseback assets. Sea Cheetah, Sea Jaguar, Sea Halibut and Sea Pike were previously accounted for as operating lease assets.

3.EARNINGS/(LOSS) PER SHARE

The computation of basic earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period and the consolidated net income or loss of the Company. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Nine months ended
(in thousands of $)	September 30, 2021	September 30, 2020
Basic earnings/(loss) per share:
Net income/(loss) available to stockholders	84,223	(59,200)
Diluted earnings/(loss) per share:
Net income/(loss) available to stockholders	84,223	(59,200)
Interest and other expenses attributable to dilutive convertible notes	6,311	—
Net income/(loss) assuming dilution	90,534	(59,200)

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Nine months ended
(in thousands)	September 30, 2021	September 30, 2020
Basic earnings per share:
Weighted average number of common shares outstanding*	120,575	108,223
Diluted earnings per share:
Weighted average number of common shares outstanding*	120,575	108,223
Effect of dilutive convertible notes	9,734	—
Weighted average number of common shares outstanding assuming dilution	130,309	108,223

	Nine months ended
	September 30, 2021	September 30, 2020
Basic earnings/(loss) per share:	$0.70	$(0.55)
Diluted earnings/(loss) per share:	$0.69	$(0.55)
*The weighted average number of common shares outstanding excludes 8,000,000 shares issued as part of a share lending arrangement relating to the Company's issuance of 5.75% senior unsecured convertible notes in October 2016. It also excludes 3,765,842 shares issued as of September 30, 2021 from up to 7,000,000 shares issuable under a share lending arrangement relating to the Company's issuance of 4.875% senior unsecured convertible notes in April and May 2018. These lent shares are owned by the Company and may be returned on or before the maturity of the bonds in 2021 and 2023, respectively. The Company may enter into additional lending arrangements in respect of these shares upon the maturity of the existing lending arrangements.

As at September 30, 2021, the outstanding options under the Company's Share Option Scheme (the “Option Scheme”) and the 5.75% senior unsecured convertible bonds due 2021 were anti-dilutive.

4.OTHER FINANCIAL ITEMS

Other financial items, net comprise the following items:

	Nine months ended
(in thousands of $)	September 30, 2021	September 30, 2020
Net cash movement on non-designated derivatives and swap settlements	(5,206)	(7,470)
Net increase/(decrease) in fair value of non-designated derivatives	8,979	(23,826)
Allowance for expected credit losses	951	1,073
Other items	(935)	269
Total other financial items, net	3,789	(29,954)

The net movement in the fair values of non-designated derivatives and net cash payments thereon relate to non-designated, terminated or de-designated interest rate swaps and cross currency interest rate swaps. Changes in the fair values of the effective portion of interest rate swaps that are designated as cash flow hedges are reported under "Other comprehensive income".

The Company recognizes, among other things, a measurement of expected credit losses for financial assets held at the reporting date, based on historical experience, current conditions and reasonable supportable forecasts. See also Note 18: Allowance for Expected Credit Losses.

Other items in the nine months ended September 30, 2021 include a net loss of $0.3 million arising from foreign currency translations (in the nine months ended September 30, 2020: gain of $1.2 million). Other items included in other financial items include bank charges and fees relating to loan facilities.

5.INVESTMENTS IN DEBT AND EQUITY SECURITIES

Investment securities held by the Company consist of the following investments in corporate bonds and equity securities:

(in thousands of $)	September 30, 2021	December 31, 2020
Corporate Bonds	9,681	9,431
Equity Securities	15,010	19,374
Total Investment in Debt and Equity Securities	24,691	28,805

Corporate Bonds
The corporate bonds are classified as available-for-sale securities and are recorded at fair value, with unrealized gains and losses recorded as a separate component of "Other comprehensive income".

	Nine months ended September 30, 2021			Year ended December 31, 2020
(in thousands of $)	Amortized Cost	Unrealized gains/(losses)	Fair value	Amortized Cost	Unrealized gains/(losses)	Fair value
Corporate bonds:
NorAm Drilling Bond	4,132	488	4,620	4,132	511	4,643
NT Rig Holdco 12%	4,918	143	5,061	3,567	404	3,971
NT Rig Holdco 7.5%	—	—	—	817	—	817
Total corporate bonds	9,050	631	9,681	8,516	915	9,431

During the nine months ended September 30, 2021, the Company acquired additional NT Rig Holdco Liquidity 12% bonds for a total purchase price of $1.4 million (December 31, 2020: $1.3 million).

During the year ended December 31, 2020, the existing Oro Negro 12% and 7.5% bonds completed a conversion that resulted in the recognition of NT Rig Holdco Liquidity 12% and NT Rig Holdco 7.5% bonds and the redemption of the Oro Negro 12% bonds in full and a substantial proportion of the Oro Negro 7.5% bonds. The Company recorded no gain or loss on the redemption of the bonds.

During the nine months ended September 30, 2021, it was determined that the NT Rig Holdco 7.5% bonds were other-than-temporarily impaired and an impairment loss of $0.8 million was recorded in the Consolidated Statement of Operations. During the year ended December 31, 2020, an aggregate impairment loss of $4.9 million was recorded against the Oro Negro 7.5% bonds and the NT Rig Holdco 7.5% bonds.

Equity Securities
Changes in the fair value of equity investments are recognized in net income.

(in thousands of $)	September 30, 2021	December 31, 2020
Frontline	13,568	9,007
NorAm Drilling	1,442	1,484
ADS Maritime Holding	—	8,883
Total Equity Securities	15,010	19,374

Equity Securities pledged to creditors	13,568	9,007

In March 2021, the Company received a capital dividend of approximately $8.8 million from ADS Maritime Holding following the sale of its remaining two vessels. Also in March 2021, the Company sold its remaining shares in ADS Maritime Holding for a consideration of $0.8 million and recognized a gain of $0.7 million in the Statement of Operations in relation to the disposal.

Equity Securities Pledged to Creditors

As at September 30, 2021, the Company held approximately 1.4 million shares of Frontline Ltd. ("Frontline"), a related party (December 31, 2020: 1.4 million shares). Refer to Note 17: Related Party Transactions.

In December 2019, the Company entered into a forward contract to repurchase 3.4 million shares of Frontline in June 2020 for $36.8 million. During the year ended December 31, 2020, the Company repurchased and simultaneously sold approximately 2.0 million shares in Frontline for total proceeds of $21.1 million and recorded gains of $2.3 million in the statement of operations in respect of the sales.

As at December 31, 2020, the Company had a forward contract, with an initial expiration date in January 2021, to repurchase 1.4 million shares of Frontline at a repurchase price of $16.2 million. The transaction has been accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability of $15.6 million recorded within debt at September 30, 2021 (December 31, 2020: $15.6 million). (See also Note 12: Short-Term and Long-Term Debt).

The Company has continuously renewed the forward contract and as at September 30, 2021, the Company had a forward contract, which is due to expire in January 2022, to repurchase 1.4 million shares of Frontline, at a repurchase price of $16.4 million including accrued interest.

6.VESSELS AND EQUIPMENT, NET AND ASSETS HELD FOR SALE

Movements in the nine months ended September 30, 2021 are summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Vessels and Equipment, net
Balance at December 31, 2020	1,693,171	(452,473)	1,240,698
Depreciation	—	(65,001)	(65,001)
Vessel additions	384,181	—	384,181
Capital improvements	13,839	—	13,839
Transfer from associated companies	268,630	(7,079)	261,551
Reclassification from investments in direct financing leases	355,635	—	355,635
Reclassification to assets held for sale	(23,687)	1,087	(22,600)
Balance at September 30, 2021	2,691,769	(523,466)	2,168,303

The capital improvements of $13.8 million relate to exhaust gas cleaning systems ("EGCS" or "scrubbers") and ballast water treatment systems ("BWTS") installed on nine vessels during the nine months ended September 30, 2021.

During the nine months ended September 30, 2021, one drilling unit (West Linus), previously recorded as a direct financing lease, was reclassified to vessels and equipment at the carrying value of $355.6 million. The drilling unit is held by a wholly owned subsidiary of the Company (SFL Linus Ltd) and is leased to a subsidiary of Seadrill Limited (“Seadrill”), a related party. The reclassification occurred on March 9, 2021, following approval by the applicable bankruptcy court of the Interim Funding and Settlement Agreement signed between the Company and Seadrill, allowing Seadrill to pay reduced charterhire for West Linus during the interim period. The change in rate met the definition of a modification resulting in the lease being reclassified from a direct financing lease to an operating lease. (See also Note 9: Investment in sales-type leases, direct financing leases and leaseback assets and Note 10: Investment in Associated Companies).

In August 2021, the Company consolidated the wholly owned subsidiary owning the drilling unit West Hercules that was previously accounted for using the equity method of accounting. (Refer to Note 10: Investment in Associated Companies). As a result, the carrying value of the drilling unit of $261.6 million, was recognized in Vessels and Equipment, net.

During the nine months ended September 30, 2021, the Company purchased one 5,300 Twenty-foot Equivalent Unit ("TEU") container vessel, two 6,800 TEU container vessels and two 14,000 TEU container vessels, for a total acquisition price of $384.2 million. The vessels are operated on long term charters to leading container liner operators.

Also during the nine months ended September 30, 2021, the Company entered into a Memorandum of Agreement with an unrelated party to sell the drilling unit West Taurus to a ship recycling facility in Turkey. The rig had been classified as held for sale in March 2021, and an impairment loss of $1.9 million was recognized against its carrying value. The rig was delivered to the recycling facility in September 2021. The asset was derecognized at disposal and a net loss of $0.6 million was recorded in relation to the recycling of the rig. See also Note 2: Gain/(Loss) on Sale of Assets and Termination of Charters.

No other impairment losses were recorded in nine months ended September 30, 2021 other than the West Taurus impairment recorded against the carrying value of Assets held for sale described above. In the nine months ended September 30, 2020, an impairment charge of $80.3 million was recorded against the carrying value of seven Handysize bulk carriers. The impairment charge arose in the nine months ended September 30, 2020 due to revised future cashflow estimates following uncertainty over future demand combined with negative implications for global trade of dry bulk commodities as a result of the COVID-19 outbreak.

In September 2021, the Company entered into an agreement to sell its seven Handysize dry bulk carriers to an unrelated party based in Asia. Two of the vessels, SFL Dee and SFL Spey, were delivered to the buyer in October 2021, while the remaining five vessels are expected to be delivered by the end of 2021. See Note 20: Subsequent Events. At September 30, 2021, SFL Dee and SFL Spey have been presented as "Assets Held for Sale" within current assets.

7.NEWBUILDINGS AND VESSEL PURCHASE DEPOSITS

During the nine months ended September 30, 2021, the Company paid total installments of $14.7 million in relation to two dual-fuel 7,000 Car Equivalent Unit ("CEU") newbuilding car carriers, currently under construction. The vessels are expected to be delivered in 2023 and will immediately commence a 10-year period time-charter with Volkswagen Group.

During the nine months ended September 30, 2021, the Company paid total installments of $31.0 million in relation to another two dual-fuel 7,000 CEU newbuilding car carriers, currently under construction. The vessels are expected to be delivered in 2024 and will immediately commence a 10-year period time-charter with K Line.

In March 2021, the Company paid a deposit of $4.3 million in connection with the acquisition of a 5,300 TEU container vessel. The deposit was reclassified to vessels and equipment upon delivery of the vessel in September 2021. (See note 6: Vessels and Equipment, net).

8.VESSELS UNDER FINANCE LEASE, NET

Movements in the nine months ended September 30, 2021 are summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Vessels under Finance Lease, net
Balance at December 31, 2020	777,939	(80,559)	697,380
Depreciation	—	(30,896)	(30,896)
Balance at September 30, 2021	777,939	(111,455)	666,484

As at September 30, 2021, seven vessels were accounted for as vessels under finance lease, which consist of four 13,800 TEU container vessels and three 10,600 TEU container vessels. The vessels are leased for an original term ranging from six to eleven years, with options to purchase each vessel after six years.

9. INVESTMENTS IN SALES-TYPE LEASES, DIRECT FINANCING LEASES AND LEASEBACK ASSETS

The following lists the components of investments in sales-type leases, direct financing leases and leaseback assets as at September 30, 2021 and December 31, 2020:

(in thousands of $)	September 30, 2021
	Sales-Type Leases and Direct Financing Leases	Leaseback Assets	Total
Total minimum lease payments to be received	127,861	45,357	173,218
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(35,784)	—	(35,784)
Net minimum lease payments receivable	92,077	45,357	137,434
Estimated residual values of leased property (unguaranteed)	79,621	31,500	111,121
Less: unearned income	(19,212)	(17,982)	(37,194)
Total investment in sales-type lease, direct financing lease and leaseback assets	152,486	58,875	211,361
Allowance for expected credit losses*	(861)	(147)	(1,008)
Total investment in sales-type lease, direct financing lease and leaseback assets	151,625	58,728	210,353
Current portion	18,324	4,960	23,284
Long-term portion	133,301	53,768	187,069

(in thousands of $)	December 31, 2020
	Sales-Type Leases and Direct Financing Leases	Leaseback Assets	Total
Total minimum lease payments to be received	705,196	79,786	784,982
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(40,698)	—	(40,698)
Net minimum lease payments receivable	664,498	79,786	744,284
Estimated residual values of leased property (unguaranteed)	79,621	31,500	111,121
Less: unearned income	(147,876)	(25,596)	(173,472)
Total investment in sales-type lease, direct financing lease and leaseback assets	596,243	85,690	681,933
Allowance for expected credit losses*	(4,141)	(249)	(4,390)
Total investment in sales-type lease, direct financing lease and leaseback assets	592,102	85,441	677,543
Current portion	45,888	9,532	55,420
Long-term portion	546,214	75,909	622,123

*See Note 18: Allowance for expected credit losses.

As at September 30, 2021, the Company had a total of 12 vessel charters accounted for as sales-type and direct financing leases (December 31, 2020: 28 vessels) and one vessel charter classified as leaseback assets (December 31, 2020: four vessels).

Investments in sales-type and direct financing leases
At December 31, 2020, the Company had 15 container vessels accounted for as 'direct financing leases' which were chartered on long-term bareboat charters to MSC. The terms of the charters for the 15 container vessels provide the charterer with purchase options throughout the term of the charters and the Company with a put option at the end of the seven years charter period. During the nine months ended September 30, 2021, the 15 container vessels were sold and redelivered to MSC, following exercise of the applicable purchase options.

During the year ended December 31, 2020, the Company recognized the amount of $361.0 million in investments in direct financing leases in respect of one drilling unit (West Linus) which is held by a wholly owned subsidiary of the Company (SFL Linus Ltd.) and leased to a subsidiary of Seadrill. SFL Linus Ltd. was previously determined to be a variable interest entity in which the Company was not the primary beneficiary and the subsidiary was accounted for under the equity method. Following changes to the financing agreement in October 2020 as a result of defaults by Seadrill, the Company was determined to be the primary beneficiary of SFL Linus Ltd. and consolidates it from this date. On March 9, 2021, the applicable bankruptcy court approved the Interim Funding and Settlement Agreement signed between the Company and Seadrill, allowing Seadrill to pay reduced charterhire for West Linus during the interim period. The change in charter rate met the definition of a modification resulting in the lease being reclassified from a direct financing lease to an operating lease. (See also Note 6: Vessels and equipment, net and Note 10: Investment in Associated Companies).

River Box Holding Limited ("River Box") was previously a wholly owned subsidiary of the Company. It holds, through its subsidiaries, investments in direct financing leases in relation to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen Holding Ltd., or Hemen, a related party. Following the sale of River Box, the investments in the four container vessels accounted for as direct financing leases have been derecognized from the consolidated financial statements of the Company. (See also Note 10: Investment in Associated Companies and Note 17: Related Party Transactions).

Investments in leaseback assets
When a sale and leaseback transaction does not qualify for sale accounting, the Company does not recognize the transferred vessels and instead accounts for the purchase as a leaseback asset.

In May 2020, SFL acquired a newbuild very large crude carrier ("VLCC") from Landbridge Universal Limited ("Landbridge") where control was not deemed to have passed to the Company due to the existence of repurchase options in the lease on acquisition and therefore was classified as a leaseback asset. Upon delivery, the vessel immediately commenced a seven year bareboat charter back to Landbridge. Landbridge has purchase options throughout the term of the charters and there is a purchase obligation at the end of the seven year period.

In 2019, SFL acquired six vessels which were classified as 'leaseback assets'. Three of these six vessels were second-hand feeder size container vessels, which were acquired in a purchase and leaseback transaction with subsidiaries of MSC. The vessels were chartered back for approximately six years on a bareboat basis. The charterer has purchase options throughout the term of the charters and the Company has a put option at the end of the six year period. During the nine months ended September 30, 2021, the three container vessels were delivered to MSC, following exercise of the applicable purchase options.

The three other vessels were newbuilding VLCCs, which were acquired from an affiliate of Hunter Group ASA ("Hunter Group") and leased back to the Hunter Group on five year bareboat charters. During the year ended December 31, 2020, SFL redelivered all three VLCC's to the Hunter Group, following exercise of the applicable options.

10. INVESTMENT IN ASSOCIATED COMPANIES

The Company has certain subsidiaries which are accounted for using the equity method, as it has been determined under ASC 810 that they are variable interest entities in which SFL is not the primary beneficiary.

At September 30, 2021, September 30, 2020 and December 31, 2020 the Company had the following participation in investments that were recorded using the equity method:

	September 30, 2021	September 30, 2020	December 31, 2020
River Box Holding Inc. ("River Box")	49.90%	†	49.90%
SFL Deepwater Ltd. (“SFL Deepwater”)	*	100.00%	*
SFL Hercules Ltd. (“SFL Hercules”)	*	100.00%	100.00%
SFL Linus Ltd. (“SFL Linus”)	*	100.00%	*

† River Box was a previously wholly owned subsidiary of the Company. River Box holds investments in direct financing leases, through its subsidiaries, in relation to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party, and has accounted for the remaining 49.9% ownership in River Box using the equity method.

* SFL Hercules and SFL Linus own the drilling units West Hercules and West Linus, respectively, which are on charter to subsidiaries of Seadrill. SFL Deepwater owned the drilling unit West Taurus, which was also on charter to a subsidiary of Seadrill until the first quarter of 2021. All three entities were previously determined to be variable interest entities in which the Company was not the primary beneficiary and thus accounted for using the equity method. During the nine months ended September 30, 2021 and following amendments to the West Hercules bareboat charter and loan facility agreements, SFL Hercules Ltd. was determined to no longer be a variable interest entity and was consolidated from August 27, 2021 when the amendments were approved by the applicable bankruptcy court (see below). With regards to SFL Linus and SFL Deepwater, the Company was determined to be the primary beneficiary of the two subsidiaries in October 2020, following changes to their financing agreements and as a result of defaults by Seadrill. Therefore, from October 2020 these two subsidiaries were consolidated by the Company.

In February 2021, Seadrill and most of its subsidiaries filed Chapter 11 bankruptcy cases in the Southern District of Texas. SFL and certain of its subsidiaries entered into court approved interim agreements with Seadrill relating to two of the Company’s drilling rigs, West Linus and West Hercules, allowing for the uninterrupted performance of sub-charters to oil majors while the Chapter 11 process is ongoing. Pursuant to these agreements, Seadrill is allowed to use funds received from the respective sub-charterers to pay a fixed level of operating and maintenance expenses in addition to general and administrative costs. In exchange, SFL receives approximately 65 - 75% of the contractual charterhire under the existing charter agreements for West Linus and West Hercules. Any excess amounts paid pursuant to the above referenced sub-charters will remain in Seadrill's earnings accounts, that are pledged to SFL and its financing banks.

In August 2021, the Company entered into an amendment to its existing charter agreement (the “amendment agreement”) with subsidiaries of Seadrill for the harsh environment semi-submersible rig West Hercules. Under the amendment agreement with Seadrill, the West Hercules is contracted to be employed with an oil major until the second half of 2022 (the “charter period”), prior to being redelivered to SFL in Norway. Pursuant to the amendment agreement, SFL has agreed to receive bareboat hire of (i) approximately $64,700 per day until Seadrill emerges from Chapter 11 and its plan of reorganization (the “Plan”) is confirmed by the court (the “Emergence Date”), and (ii) following the Emergence Date, approximately $60,000 per day while the rig is employed under a contract and generating revenues for Seadrill and approximately $40,000 in all other scenarios, including when the rig is idle or undergoing mobilization or demobilization. Pursuant to the amendment agreement, Seadrill has agreed to fund the mobilization and demobilization of the rig, which is expected to occur during the charter period. Seadrill obtained bankruptcy court approval of the amendment agreement on August 27, 2021, which was a condition precedent to the effectiveness to the amendment agreement. Each of SFL’s financing banks consented to the amendment agreement, and SFL’s limited corporate guarantee of the outstanding debt of the rig owning subsidiary remains unchanged at $83 million. Additionally, SFL agreed to a cash contribution of $5 million to the SFL Hercules's pledged earnings account at the time of redelivery following the termination of the Seadrill charter, in addition to a $3 million payable by Seadrill.

Following these recent amendments, SFL Hercules is in compliance with its debt covenants.

On October 26, 2021, Seadrill announced that the Plan has been confirmed by the U.S. Bankruptcy Court for the Southern District of Texas. Following the court’s approval of the Plan, Seadrill is targeting an exit of Chapter 11 proceedings in approximately 60 days, subject to certain customary conditions, including certain antitrust approvals.

The interim agreement between SFL and Seadrill relating to the West Linus remains in place however the parties have yet to enter into a new agreement for the period after Seadrill’s emergence from Chapter 11. If we are unable to reach a new agreement on the rig with Seadrill, following Seadrill’s emergence from Chapter 11, we may seek to enter into new management and employment arrangements in respect of the rig, including with existing counterparties. In the meantime, the rig continues to be employed on its sub-charter to an oil major in the North Sea that currently expires at the end of 2028. For a discussion of certain operating, environmental and other risks relating to our rigs, please see the risk factors in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.

The lease to West Taurus was rejected by the court in March 2021 and the rig was redelivered by Seadrill to SFL in the second quarter of 2021. In March 2021, the Company signed an agreement for the recycling of the rig at a facility in Turkey and delivered to the recycling facility in September 2021. The asset was derecognized at disposal and a net loss of $0.6 million was recorded in relation to the recycling of the rig. See also Note 2: Gain/(Loss) on Sale of Assets and Termination of Charters.

Summarized balance sheet information of the Company’s equity method investees is as follows:

	As of September 30, 2021
(in thousands of $)	TOTAL	River Box
Share presented		49.90%
Current assets	13,799	13,799
Non-current assets	250,389	250,389
Total assets	264,188	264,188
Current liabilities	13,084	13,084
Non-current liabilities	234,502	234,502
Total liabilities	247,586	247,586
Total stockholders’ equity	16,602	16,602

	As of December 31, 2020
(in thousands of $)	TOTAL	River Box	SFL Hercules
Share presented		49.90%	100.00%
Current assets	34,763	12,475	22,288
Non-current assets	513,918	258,865	255,053
Total assets	548,681	271,340	277,341
Current liabilities	199,255	12,569	186,686
Non-current liabilities	322,129	243,219	78,910
Total liabilities	521,384	255,788	265,596
Total stockholders’ equity	27,297	15,552	11,745

Summarized statement of operations information of the Company’s equity method investees is as follows:

	Nine months ended September 30, 2021
(in thousands of $)	TOTAL	River Box	SFL Hercules*
Share presented		49.90%	100.00%
Operating revenues	28,875	15,122	13,753
Net operating revenues	21,664	15,106	6,558
Net income	3,424	2,498	926
 * From August 27, 2021, SFL Hercules ceased to be accounted for as an associate and became consolidated by the Company (see more details further above).

	Nine months ended September 30, 2020
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Share presented		100.00%	100.00%	100.00%
Operating revenues	40,560	11,834	11,650	17,076
Net operating revenues	40,560	11,834	11,650	17,076
Net income/(loss)	3,128	(5,974)	2,995	6,107

As required by ASU 2016-13 'Financial Instruments - Credit Losses' from January 2020, River Box and SFL Hercules recognized an allowance for expected credit losses in respect of their principal financial assets: 'Investment in direct financing leases' and 'Related party receivable balances', held at the reporting date, which are within the scope of the ASU.

Movements in the nine months ended September 30, 2021 in the allowance for expected credit losses can be summarized as follows:

(in thousands of $)	TOTAL	River Box	SFL Hercules
Share presented		49.90%
Balance at December 31, 2020	3,421	786	2,635
Reclassification to owned vessels within the associate	(1,896)	—	(1,896)
Transfers from associated companies	(569)	—	(569)
Allowance recorded in net income of associated companies	(508)	(338)	(170)
Balance at September 30, 2021	448	448	—

The Company has estimated the allowance for expected credit losses based on an analysis of factors including the credit rating assigned to the lessee, Seadrill, management's assessment of current and expected conditions in the offshore drilling market and calculated collateral exposure.

In March 2021, the drilling unit held by SFL Hercules was reclassified from a direct financing lease to an operating lease and therefore recorded as an owned asset in the associated company's accounts. A previously recognized credit loss allowance of $1.9 million was derecognized as a result of the reclassification. Additionally, the credit loss allowance balance of $0.6 million remaining in SFL Hercules was transferred from associates and included in the consolidated balances in August 2021. See Note 18: Allowance for expected credit losses.

As at September 30, 2021, SFL Hercules had a term loan with an outstanding balance of $173.7 million (December 31, 2020: $185.8 million), which was consolidated by the Company together with the other assets and liabilities of SFL Hercules. The Company guaranteed $83.1 million of this debt as at September 30, 2021 (December 31, 2020: $83.1 million).

In the nine months ended September 30, 2021, River Box paid a dividend of $1.4 million to SFL whilst SFL Hercules did not pay any dividends. In the nine months ended September 30, 2020 and the year ended December 31, 2020, SFL Deepwater, SFL Hercules and SFL Linus did not pay any dividends.

11.OTHER LONG TERM ASSETS

Other long term assets comprise of the following items:

(in thousands of $)	September 30, 2021	December 31, 2020
Capital improvements in progress	1,147	10,099
Collateral deposits on swap agreements	9,528	398
Value of acquired charter-out contracts, net	8,337	10,503
Other	960	961
Total Other Long Term Assets	19,972	21,961

Capital improvements in progress comprise of advances paid and costs incurred in respect of vessel upgrades in relation to EGCS and BWTS on six vessels (2020: 11 vessels). This is recorded in other long term assets until such time as the equipment is installed on the vessel, at which point it is transferred to "Vessels and equipment, net" or "Investment in sales-type leases and direct financing leases'. In the nine months ended September 30, 2021, the Company transferred costs of $13.8 million in respect of nine vessels to "Vessels and equipment, net". No costs were transferred to "Vessels under finance lease, net." in the nine months ended September 30, 2021.

Collateral deposits exist on our interest rate, cross currency interest rate and currency swaps. Further amounts may be called upon during the term of the swaps, if interest rates or currency rates move adversely.

"Value of acquired charter-out contracts, net" is recognized in connection with the 2018 purchases of four container vessels, Thalassa Mana, Thalassa Tyhi, Thalassa Doxa and Thalassa Axia, with each vessel subject to pre-existing time charters. A value of $18.0 million was assigned to these charters on acquisition. During the nine months ended September 30, 2021, the amortization charged to time charter revenue was $2.2 million (Nine months ended September 30, 2020: $2.2 million).

Other long term assets previously included $1.9 million in receivables relate to loan notes due from third parties arising from the early termination of charters. Following the adoption of ASU 2016-13 from January 1, 2020, the Company recognized a credit loss provision totaling $1.9 million against this long term receivables balance thereby resulting in a net balance of $0.0 million at December 31, 2020. There was no movement to the foregoing during the nine months ended September 30, 2021.

12.SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	September 30, 2021	December 31, 2020
Long-term debt:
5.75% senior unsecured convertible notes due 2021	144,673	212,230
4.875% senior unsecured convertible notes due 2023	137,900	139,900
7.25% senior unsecured sustainability-linked bonds due 2026	150,000	—
NOK700 million senior unsecured floating rate bonds due 2023	80,147	81,572
NOK700 million senior unsecured floating rate bonds due 2024	79,574	80,989
NOK600 million senior unsecured floating rate bonds due 2025	61,827	62,927
Lease debt financing	130,000	—
Borrowings secured on Frontline shares	15,639	15,639
Total Fixed Rate and Foreign Debt	799,760	593,257
U.S. dollar denominated floating rate debt due through 2025	1,214,265	1,070,137
Total debt principal	2,014,025	1,663,394
Less: Unamortized debt issuance costs	(14,312)	(14,325)
Less: Current portion of long-term debt	(448,236)	(484,956)
Total long-term debt	1,551,477	1,164,113

Movements in the period:

(in thousands of $)	Fixed Rate and Foreign Debt	U.S. Dollar Floating Rate Debt	Total debt principal
Balance at December 31, 2020	593,257	1,070,137	1,663,394
Drawdowns	280,000	236,000	516,000
Transfer from associated companies	—	175,001	175,001
Repayments and redemptions	(69,557)	(266,873)	(336,430)
Effects of foreign exchange	(3,940)	—	(3,940)
Balance at September 30, 2021	799,760	1,214,265	2,014,025

Interest rate information:

	September 30, 2021	December 31, 2020
Weighted average interest rate*	2.61%	2.91%
US Dollar London Interbank Offered Rate ("LIBOR"), 3-Month, closing rate	0.13%	0.24%
Norwegian Interbank Offered Rate ("NIBOR"), 3-Month, closing rate	0.58%	0.49%
*The weighted average interest rate is for floating rate debt denominated in U.S. dollars and Norwegian kroner (“NOK”) which takes into consideration the effect of related interest rate swaps.

New Facilities, Renewals and Redemptions

Fixed Rate and Foreign Debt

Redemptions between January 1, 2021 and September 30, 2021

Bond	In Millions of USD
4.875% senior unsecured convertible notes due 2023	2.0
5.75% senior unsecured convertible notes due 2021	67.6

During the nine months ended September 30, 2021, the Company recorded a net loss of $0.7 million on the repurchase of fixed rate and foreign debt recorded in 'Gain or loss on repurchase of bonds'.

During the nine months ended September 30, 2020, a net gain of $1.1 million was recorded in respect of the repurchases of NOK500 million of its NOK500 million senior unsecured floating rate bonds due 2020, NOK5 million of its NOK700 million senior unsecured floating rate bonds due 2024, NOK60 million of its NOK600 million senior unsecured floating rate bonds due 2025 and $6.4 million of its 4.875% senior unsecured convertible notes due 2023.

New Facilities

7.25% senior unsecured sustainability-linked bonds due 2026
In May 2021, the Company issued a senior unsecured sustainability-linked bond totaling $150 million in the Nordic credit market. The bonds bear quarterly interest at a fixed rate of 7.25% per annum and are redeemable in full on May 12, 2026. The net amount outstanding at September 30, 2021 was $150.0 million.

Lease debt financing
In September 2021, the wholly owned subsidiaries of the Company owning the two newly acquired 6,800 TEU container vessels entered into sale and leaseback transactions for these vessels, via a Japanese operating lease with call option financing structure. The sales price for each vessel was $65.0 million, totaling $130.0 million. The vessels were leased back for a term of six years, with options to purchase each vessel at the end of the fifth and sixth year. The transaction did not qualify as a sale and has been recorded as a financing arrangement. The net amount outstanding as at September 30, 2021 was $130.0 million. The lease debt financing carries interest at a fixed rate of 2.5% per annum.

U.S. Dollar Floating Rate Debt

New facilities entered into between January 1, 2021 and September 30, 2021:

Name of facility	Draw down date	Number of wholly owned subsidiaries entering into the facility	Term	Balance outstanding at period end ($ millions)
$51 million term loan facility	Feb. 2021	one	4 years	48.8
$51 million term loan facility	Apr. 2021	one	4 years	49.9
$134 million term loan facility	Sep. 2021	two	3 years	134.0

The Company has provided limited corporate guarantees for the above facilities, which bear interest at LIBOR plus a margin.

Facilities redeemed between January 1, 2021 and September 30, 2021:

Name of facility	Original draw down date	Number of wholly owned subsidiaries that had entered into the facility	Original Term	Amount redeemed ($ millions)
$210 million secured term loan facility	Nov. 2015	three	5 years	99.5
$171 million secured term loan facility	May. 2011	eight	10 years	45.4
$50 million secured term credit facility	Jun. 2018	fifteen	7 years	28.9
$15 million senior secured term loan facility	Mar. 2020	three	5 years	10.5

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As at September 30, 2021, the Company was in compliance with all of the covenants under its long-term debt facilities.

Consolidation of subsidiary

$375m term loan and revolving credit facility
SFL Hercules was consolidated from August 27, 2021. (See Note 10: Investment in Associated Companies). In May 2013, SFL Hercules entered into a $375 million six years term loan and revolving credit facility with a syndicate of banks to partly finance the acquisition of the harsh environment semi-submersible rig West Hercules, previously owned by the wholly owned subsidiary SFL Deepwater. The facility was drawn in June 2013. In connection with the 2017 Restructuring Plan of Seadrill, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. In August 2021, the Company entered into an amendment to its existing charter agreement (the “amendment agreement”) with subsidiaries of Seadrill for West Hercules, which was approved by the applicable bankruptcy court in September 2021. Each of SFL’s financing banks consented to the amendment agreement, and SFL’s limited corporate guarantee of the outstanding debt of the rig owning subsidiary remains unchanged at $83.1 million as at September 30, 2021. Additionally, SFL agreed to a cash contribution of $5 million to the SFL Hercules's pledged earnings account at the time of redelivery following the termination of the Seadrill charter, in addition to a $3 million payable by Seadrill. (See Note 19: Commitments and Contingent Liabilities.) At September 30, 2021, the balance outstanding under this facility was $173.7 million.

Borrowings secured on Frontline shares

As at September 30, 2021, the Company has a forward contract which expires in January of 2022, to repurchase 1.4 million shares of Frontline at a repurchase price of $16.4 million including accrued interest. The transaction has been accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability of $15.6 million recorded within debt at September 30, 2021 (December 31, 2020: $15.6 million). The Company is required to post collateral of 20% of the total repurchase price plus any negative mark to market movement from the repurchase price for the duration of the agreement. As at September 30, 2021, $5.6 million (December 31, 2020: $9.0 million) was held as collateral and recorded as restricted cash.

13.FINANCIAL INSTRUMENTS

The following table presents the fair values of the Company’s derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	September 30, 2021	December 31, 2020

Designated derivative instruments - long-term assets:
Interest rate swaps	687	—
Cross currency interest rate swaps	—	28
Cross currency swaps	1,647	3,373
Non-designated derivative instruments - long-term assets:
Cross currency swaps	—	5
Total derivative instruments - long-term assets	2,334	3,406

(in thousands of $)	September 30, 2021	December 31, 2020
Designated derivative instruments - short-term liabilities:
Interest rate swaps	180	703
Non-designated derivative instruments - short-term liabilities:
Interest rate swaps	1,372	869
Total derivative instruments - short-term liabilities	1,552	1,572

Designated derivative instruments - long-term liabilities:
Interest rate swaps	4,215	7,926
Cross currency interest rate swaps	3,026	3,006
Cross currency swaps	9,365	8,301
Non-designated derivative instruments - long-term liabilities:
Interest rate swaps	3,986	13,479
Cross currency swaps	5	—
Total derivative instruments - long-term liabilities	20,597	32,712

Interest rate risk management

The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates.

At September 30, 2021, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed and floating rates in exchange for LIBOR or NIBOR. The total net notional principal amount subject to interest rate swap agreements as at September 30, 2021, was $0.8 billion (December 31, 2020: $0.9 billion).

Foreign currency risk management

The Company is party to currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner, which are designated as hedges against the NOK700 million, NOK700 million and NOK600 million senior unsecured bonds due 2023, 2024 and 2025 respectively.

Principal Receivable	Principal Payable	Trade date	Maturity date
NOK600 million	US$76.8 million	September 2018	September 2023
NOK100 million	US$11.3 million	August 2019	September 2023
NOK700 million	US$80.5 million	May 2019	June 2024
NOK600 million	US$67.5 million	January 2020	January 2025

Apart from NOK700 million, NOK700 million and NOK600 million senior unsecured bonds due 2023, 2024 and 2025, respectively, the majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company’s cash flows, financial condition and results of operations.

Fair Values

The carrying value and estimated fair value of the Company’s financial assets and liabilities at September 30, 2021 and December 31, 2020 are as follows:

	September 30, 2021		December 31, 2020
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Available-for-sale debt securities	9,681	9,681	9,431	9,431
Equity securities	1,442	1,442	10,367	10,367
Equity securities pledged to creditors	13,568	13,568	9,007	9,007
Floating rate NOK bonds due 2023	(80,147)	(81,449)	(81,572)	(78,513)
Floating rate NOK bonds due 2024	(79,574)	(79,574)	(80,989)	(76,940)
Floating rate NOK bonds due 2025	(61,827)	(58,736)	(62,927)	(57,421)
5.75% unsecured convertible notes due 2021	(144,673)	(146,047)	(212,230)	(199,496)
4.875% unsecured convertible notes due 2023	(137,900)	(137,383)	(139,900)	(123,112)
7.25% unsecured bonds due 2026	(150,000)	(153,188)	—	—
Derivatives:
Interest rate/currency swap contracts - long-term receivables	2,334	2,334	3,406	3,406
Interest rate/currency swap contracts - short-term payables	(1,552)	(1,552)	(1,572)	(1,572)
Interest rate/currency swap contracts - long-term payables	(20,597)	(20,597)	(32,712)	(32,712)

In accordance with the accounting policy relating to interest rate and currency swaps described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, changes in the fair values of the rate swaps are recognized in other comprehensive income where the Company has designated the swaps as hedges. Changes in the fair value of other swaps not designated as hedges are recognized in the Consolidated Statement of Operations.

The fair values of financial assets and liabilities as at September 30, 2021, were measured as follows:

		Fair value measurements using,
(in thousands of $)	September 30, 2021	Quoted Prices in Active Markets for identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available-for-sale debt securities	9,681	4,620	5,061
Equity securities	1,442	1,442
Equity securities pledged to creditors	13,568	13,568
Interest rate/ currency swaps, long-term receivables	2,334		2,334
Total assets	27,025	19,630	7,395	—
Liabilities:
Floating rate NOK bonds due 2023	(81,449)	(81,449)
Floating rate NOK bonds due 2024	(79,574)	(79,574)
Floating rate NOK bonds due 2025	(58,736)	(58,736)
5.75% unsecured convertible notes due 2021	(146,047)	(146,047)
4.875% unsecured convertible notes due 2023	(137,383)	(137,383)
7.25% unsecured sustainability-linked bonds due 2026	(153,188)	(153,188)
Interest rate/currency swaps, short-term payables	(1,552)		(1,552)
Interest rate/currency swaps, long-term payables	(20,597)		(20,597)
Total liabilities	(678,526)	(656,377)	(22,149)	—

ASC Topic 820 "Fair Value Measurement and Disclosures" ("ASC 820") emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Level 1 and Level 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the assets or liabilities, which typically are based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Investment in equity securities consist of (i) listed Frontline shares and (ii) NorAm Drilling Company AS ("NorAm Drilling") shares traded in the OTC market while the investments in available-for-sale debt securities consist of listed and unlisted corporate bonds.

The Company determined that the available for sale corporate bonds held in NT Rig Holdco should be classified as Level 2 measurements. At September 30, 2021 these bonds had a value of $5.1 million (December 31, 2020: $4.8 million classified as Level 2). The fair value of these corporate bonds is based on the latest available quoted prices, but due to low levels of trading the Company concluded that Level 1 classification was not appropriate as at September 30, 2021.

The estimated fair values of the floating rate NOK denominated bonds due 2023, 2024 and 2025, the 5.75% and 4.875% unsecured convertible notes due 2021 and 2023 and the 7.25% unsecured bonds due 2026 are all based on their quoted market prices as at the balance sheet date.

The estimated fair value of interest rate and currency swap contracts is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR or NIBOR interest rates as at September 30, 2021.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that amounts are carried with Skandinaviska Enskilda Banken, ABN AMRO, Nordea, Credit Agricole Corporate and Investment Bank, ING Bank, Danske Bank, BNP Paribas, Credit Suisse, Morgan Stanley and DNB Bank. However, the Company believes this risk is remote, as these financial institutions are established and reputable establishments with no prior history of default. The Company does not require collateral or other securities to support financial instruments that are subject to credit risk.

There is also a concentration of revenue risk with the below customers to whom the Company has chartered multiple vessels.

Charterer	Number of Vessels chartered at September 30, 2021	% of consolidated operating revenues (Nine months ended September 30, 2021)	% of consolidated operating revenues (Nine months ended September 30, 2020)
Golden Ocean Group Limited (“Golden Ocean”)*	8	12%	11%
MSC**	10	2%	13%
Maersk Line A/S (“Maersk”)	15	32%	29%
Evergreen	6	14%	15%
* Additionally see Note 17: Related party transactions.
** During the nine months ended September 30, 2021, the Company had 28 vessels chartered with MSC. In August and September 2021, 18 feeder container vessels were delivered back to MSC, following an exercise of a purchase option in each of their charter agreements. Hence, as at September 30, 2021, the Company had 10 vessels chartered with MSC. Additionally see Note 9: Investments in sales-type leases, direct financing leases and leaseback assets.

In addition, a significant portion of our net income/(loss) is generated from our associated companies. SFL Hercules leases a rig to a subsidiary of Seadrill and River Box Holding Inc. holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. Following amendments to the West Hercules bareboat charter and loan facility agreements, SFL Hercules Ltd. was determined to no longer be a variable interest entity and was consolidated from August 27, 2021 (See Note 10: Investment in Associated Companies). In the nine months ended September 30, 2021, income from our associated companies accounted for approximately 11% of our consolidated net income (nine months ended September 30, 2020: 23% of our consolidated net loss).

In February 2021, Seadrill and most of its subsidiaries filed Chapter 11 cases in the Southern District of Texas. SFL and certain of its subsidiaries have entered into court approved interim agreements with Seadrill relating to two of the Company’s drilling rigs, West Linus and West Hercules, allowing for the uninterrupted performance of sub-charters to oil majors while the Chapter 11 process is ongoing. Pursuant to these agreements, Seadrill is allowed to use funds received from the respective sub-charterers to pay a fixed level of operating and maintenance expenses in addition to general and administrative costs. In exchange, SFL receives approximately 65 - 75% of the contractual charterhire under the existing charter agreements for West Linus and West Hercules. In August 2021, the Company entered into an amendment to its existing charter agreement (the “amendment agreement”) with subsidiaries of Seadrill for the harsh environment semi-submersible rig West Hercules, which was approved by the applicable bankruptcy court in September 2021. Each of SFL’s financing banks consented to the amendment agreement, and SFL’s limited corporate guarantee of the outstanding debt of the rig owning subsidiary remains unchanged at $83 million. Additionally, SFL agreed to a cash contribution of $5 million to the SFL Hercules's pledged earnings account at the time of redelivery following the termination of the Seadrill charter, in addition to a $3 million payable by Seadrill.

As discussed further in Note 17: Related Party Transactions, the Company had an outstanding receivable balance on loans granted by the Company to River Box Holding Inc. totaling $45.0 million at September 30, 2021 (December 31, 2020: $123.9 million granted to SFL Hercules and River Box Holding Inc.).

14.SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	September 30, 2021	December 31, 2020
300,000,000 common shares of $0.01 par value each (December 31, 2020: 300,000,000 shares of $0.01 par value each)	3,000	3,000
Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	September 30, 2021	December 31, 2020
138,551,387 common shares of $0.01 par value each (December 31, 2020: 127,810,064 shares of $0.01 par value each)	1,386	1,278

The Company’s common shares are listed on the New York Stock Exchange.

On May 1, 2020, SFL filed a registration statement to register the sale of up to 10,000,000 Common Shares pursuant to the dividend reinvestment plan ("DRIP"), to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned or other cash amounts, in the Company's Common Shares on a regular basis, one time basis or otherwise. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, SFL may grant additional share sales to investors from time to time up to the amount registered under the plan. During the nine months ended September 30, 2021, the Company declared a dividend of $0.15 per share on February 17, 2021 to shareholders of record as of March 15, 2021, with an ex-dividend date of March 12, 2021. The Company declared a dividend of $0.15 per share on May 12, 2021 to shareholders of record as of June 14, 2021, with an ex-dividend date of June 11, 2021. The Company also declared a dividend of $0.15 per share on August 18, 2021 to shareholders of record as of September 15, 2021, with an ex-dividend date of September 14, 2021.

In May 2020, the Company entered into an equity distribution agreement with BTIG LLC ("BTIG") under which SFL may, from time to time, offer and sell new ordinary shares having aggregate sales proceeds of up to $100.0 million through an At-the-Market Sales Agreement offering ("ATM").

During the nine months ended September 30, 2021, the Company issued and sold a total of 10.7 million shares (2020: 8.4 million) under these DRIP and ATM arrangements. Total proceeds, net of costs, of $89.4 million were received (2020: $61.5 million), resulting in a premium on issue of $89.3 million (2020: $61.4 million).

During the nine months ended September 30, 2021, the Company repurchased some of its 4.875% senior unsecured convertible notes due 2023 with principal amounts totaling $2.0 million (2020: $8.4 million). The equity component of these extinguished notes was valued at $0.1 million (2020: $0.3 million) and has been deducted from "Additional paid-in capital".

During the nine months ended September 30, 2021, the Company repurchased some of its 5.75% senior unsecured convertible notes due 2021 with principal amounts totaling $67.6 million (2020: none). The equity component of these extinguished notes was valued at $0.4 million and has been deducted from "Additional paid-in capital".

No new shares were issued following the exercise of share options in the nine months ended September 30, 2021. During the nine months ended September 30, 2020, the Company issued a total of 6,869 new shares following the exercise of share options.

During the nine months ended September 30, 2021, $54.7 million of the dividend declared was paid from contributed surplus (2020: $109.4 million).

15.SHARE OPTION PLAN

In November 2006, the Board of Directors approved the Option Scheme. The Option Scheme will expire in November 2026, following the renewal in November 2016. The terms and conditions remain unchanged from those originally adopted in November 2006 and permit the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid-in capital. In the nine months ended September 30, 2021, additional paid-in capital was credited with $0.7 million relating to the fair value of options granted in April 2018, January 2019, March 2019, February 2020 and May 2021.

In the nine months ended September 30, 2021, 129,000 options were exercised, and the Company made a cash payment of $0.1 million in lieu of issuing shares under the Option Scheme.

In May 2021, the Company awarded a total of 480,000 options to officers, employees and directors, pursuant to the Option Scheme. The options have a five year term and a three year vesting period and the first options will be exercisable from May 2022 onwards. The initial strike price was $8.79 per share.

Total unrecognized compensation cost relating to the outstanding options under the Option Scheme was $1.3 million as at September 30, 2021 (December 31, 2020: $0.7 million).

16.FINANCE LEASE LIABILITY

As at September 30, 2021, the Company chartered-in seven container vessels under sale and leaseback transactions with an Asia based financial institution (December 31, 2020: seven). The seven vessels are accounted for as vessels under finance lease (refer to Note 8: Vessels under finance lease, net).

(in thousands of $)	September 30, 2021	December 31, 2020
Finance lease liability, current portion	50,613	48,887
Finance lease liability, long-term portion	485,997	524,200
	536,610	573,087

River Box was previously a wholly owned subsidiary of the Company. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef which were chartered-in on a bareboat basis, each for a period of 15 years from delivery by the shipyard. The four vessels are also chartered-out for the same 15-year period on a bareboat basis to MSC, an unrelated party. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. Following the sale of River Box, finance lease liabilities of $464.7 million was derecognized from the consolidated financial statements of the Company on December 31, 2020, in relation to the four vessels. Refer to Note 10: Investment in Associated Companies.

Interest incurred on the finance lease liability in the nine months ended September 30, 2021 was $19.6 million (nine months ended September 30, 2020: $44.9 million).

17.RELATED PARTY TRANSACTIONS

The Company has transactions with the following related parties, being companies in which our principal shareholder, Hemen Holding Ltd. ("Hemen") and companies associated with Hemen have, or had, a significant direct or indirect interest:

–    Frontline
–    Frontline Shipping Limited ("Frontline Shipping")
–    Seadrill
–    Golden Ocean
–    Seatankers Management Co. Ltd. ("Seatankers")
–    NorAm Drilling
–    ADS Maritime Holding Plc ("ADS Maritime Holding")
–    River Box

The Condensed Consolidated Balance Sheets include the following amounts due from and to related parties and associated companies, excluding investment in direct financing lease balances (refer to Note 9: Investments in sales-type leases, direct financing leases and leaseback assets).

(in thousands of $)	September 30, 2021	December 31, 2020
Amounts due from:
Frontline Shipping	—	2,875
Frontline	2,617	3,202
Seadrill	3,282	3,613
Seatankers	124	—
River Box	5	—
Golden Ocean	4,138	—
Other related parties	—	2
Allowance for expected credit losses*	(3,247)	(1,974)
Total amount due from related parties	6,919	7,718

Loans to related parties - associated companies, long-term
River Box	45,000	45,000
SFL Hercules	n/a (†)	78,910
Loans and long term receivables to related parties including associates	45,000	123,910

Amounts due to:
Frontline Shipping	1,008	836
Frontline	79	1,826
Golden Ocean	53	23
Other related parties	12	39
Total amount due to related parties	1,152	2,724

* See Note 18: Allowance for expected credit losses.

† From August 27, 2021, SFL Hercules ceased to be accounted for as an associate and became consolidated by the Company (see more details further below).

River Box was previously a wholly owned subsidiary of the Company. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party, and has accounted for the remaining 49.9% ownership in River Box using the equity method (Refer to Note 10: Investment in associated companies).

SFL Hercules and SFL Linus own the drilling units West Hercules and West Linus, respectively, which are on charter to subsidiaries of Seadrill. SFL Deepwater owned the drilling unit West Taurus, which was also on charter to a subsidiary of Seadrill until the first quarter of 2021. All three entities were previously determined to be variable interest entities in which the Company was not the primary beneficiary and thus accounted for using the equity method. During the nine months ended September 30, 2021 and following amendments to the West Hercules bareboat charter and loan facility agreements, SFL Hercules Ltd. was determined to no longer be a variable interest entity and was consolidated from August 27, 2021 when the amendments were approved by the applicable bankruptcy court. With regards to SFL Linus and SFL Deepwater, the Company was determined to be the primary beneficiary of the two subsidiaries in October 2020, following changes to their financing agreements and as a result of defaults by Seadrill. Therefore, from October 2020 these two subsidiaries were consolidated by the Company.

In February 2021, Seadrill and most of its subsidiaries filed Chapter 11 cases in the Southern District of Texas. SFL and certain of its subsidiaries have entered into court approved interim agreements with Seadrill relating to two of the Company’s drilling rigs, West Linus and West Hercules, allowing for the uninterrupted performance of sub-charters to oil majors while the Chapter 11 process is ongoing. Pursuant to these agreements, Seadrill is allowed to use funds received from the respective sub-charterers to pay a fixed level of operating and maintenance expenses in addition to general and administrative costs. In exchange, SFL receives approximately 65 - 75% of the contractual charterhire under the existing charter agreements for West Linus and West Hercules. Any excess amounts paid pursuant to the above referenced sub-charters will remain in Seadrill's earnings accounts, that are pledged to SFL and its financing banks.

In August 2021, the Company entered into an amendment to its existing charter agreement (the “amendment agreement”) with subsidiaries of Seadrill for the harsh environment semi-submersible rig West Hercules. Under the amendment agreement with Seadrill, the West Hercules is contracted to be employed with an oil major into the second half of 2022 (the “charter period”), prior to being redelivered to SFL in Norway. Pursuant to the amendment agreement, SFL has agreed to receive bareboat hire of (i) approximately $64,700 per day until Seadrill emerges from Chapter 11 and its plan of reorganization (the “Plan”) is confirmed by the court (the “Emergence Date”), and (ii) following the Emergence Date, approximately $60,000 per day while the rig is employed under a contract and generating revenues for Seadrill and approximately $40,000 in all other scenarios, including when the rig is idle or undergoing mobilization or demobilization. Pursuant to the amendment agreement, Seadrill has agreed to fund the mobilization and demobilization of the rig, which is expected to occur during the charter period. Seadrill obtained bankruptcy court approval of the amendment agreement on August 27, 2021, which was a condition precedent to the effectiveness to the amendment agreement. Each of SFL’s financing banks consented to the amendment agreement, and SFL’s limited corporate guarantee of the outstanding debt of the rig owning subsidiary remains unchanged at $83 million. Additionally, SFL agreed to a cash contribution of $5 million to the SFL Hercules's pledged earnings account at the time of redelivery following the termination of the Seadrill charter, in addition to a $3 million payable by Seadrill.

Following these recent amendments, SFL Hercules is in compliance with its debt covenants.

On October 26, 2021, Seadrill announced that the Plan of Reorganization (the "Plan") has been confirmed by the U.S. Bankruptcy Court for the Southern District of Texas. Following the court’s approval of the Plan, Seadrill is targeting an exit of Chapter 11 proceedings in approximately 60 days, subject to certain customary conditions, including certain antitrust approvals.

The interim agreement between SFL and Seadrill relating to the West Linus remains in place however the parties have yet to enter into a new agreement for the period after Seadrill’s emergence from Chapter 11. If we are unable to reach a new agreement on the rig with Seadrill, following Seadrill’s emergence from Chapter 11, we may seek to enter into new management and employment arrangements in respect of the rig, including with existing counterparties. In the meantime, the rig continues to be employed on its sub-charter to an oil major in the North Sea that currently expires at the end of 2028. For a discussion of certain operating, environmental and other risks relating to our rigs, please see the risk factors in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.

The lease to West Taurus, was rejected by the court in March 2021 and the rig was redelivered by Seadrill to SFL in the second quarter of 2021. In March 2021, the Company signed an agreement for the recycling of the rig at a facility in Turkey and delivered to the recycling facility in September 2021. The asset was derecognized at disposal and a net loss of $0.6 million was recorded in relation to the recycling of the rig. See also Note 2: Gain/(Loss) on Sale of Assets and Termination of Charters.

Related party leasing and service contracts

A summary of leasing revenues and repayments from Frontline Shipping, Golden Ocean and Seadrill is as follows:

	Nine months ended
(in thousands of $)	September 30, 2021	September 30, 2020
Golden Ocean:
Operating lease income	37,864	39,321
Profit share	5,382	37
Frontline Shipping:
Direct financing lease interest income	1,137	1,349
Direct financing lease service revenue	4,914	5,247
Direct financing lease repayments	4,749	4,944
Profit share	268	15,177
Seadrill:
Operating lease income	16,561	—

In 2019, SFL entered into an agreement with Golden Ocean, where the Company agreed to finance installation of scrubbers on seven of the eight Capesize bulk carriers with an amount of up to $2.5 million per vessel, in return for increased charter hire of $1,535 per day from January 1, 2020 to June 30, 2025. The installations have been completed during the year ended December 31, 2020, with the cost being capitalized into the value of the assets. Profits sharing arrangements were not changed.

In addition to leasing revenues and repayments, the Company incurred the following fees with related parties:

	Nine months ended
(in thousands of $)	September 30, 2021	September 30, 2020
Frontline:
Vessel Management Fees	6,233	6,745
Newbuilding Supervision Fees	72	—
Commissions and Brokerage	183	298
Administration Services Fees	97	46
Golden Ocean:
Vessel Management Fees	15,288	15,344
Operating Management Fees	354	696
Administration Services Fees	52	50
Seatankers:
Administration Services Fees*	170	363
Office Facilities:
Seatankers Management Norway AS	80	70
Frontline Management AS	179	145
Frontline Corporate Services Ltd.	103	185
Frontline Shipping Singapore Pte Ltd	16	—

* In addition a credit note of $0.3 million was received during the nine months ended September 30, 2021 in relation to 2020 fees paid.

Related party loans – associated companies

A summary of loans entered into with the associated companies are as follows:

(in millions of $)	River Box
Loans granted	45
Loans outstanding at September 30, 2021	45

The loan to River Box is a fixed interest rate loan and is repayable in full on November 16, 2033 or earlier if the company sells its assets.

Interest income received on the loans to associated companies is as follows:

	Nine months ended
(in millions of $)	September 30, 2021	September 30, 2020
River Box	3.4	—
SFL Deepwater*	—	3.8
SFL Hercules*	2.4	2.7
SFL Linus*	—	4.1

* Following approval of the amendments to the charter and debt agreements, SFL Hercules was no longer deemed to a variable interest entity and became consolidated by the Company in August 2021. Also, in October 2020, the Company was determined to be the primary beneficiary of SFL Linus and SFL Deepwater, following changes to the financing agreements and as a result of defaults by Seadrill and therefore consolidated these entities from these dates. The "Interest income received on the loans to associated companies" recognized was in respect of the period preceding consolidation.

Long-term receivables from related parties

In February 2020, Frontline redeemed in full the loan notes received by the Company on the sale of four VLCCs Front Page, Front Stratus, Front Serenade and Front Ariake in 2018. The aggregate amount received on redemption was $11.0 million. At the time of the redemption, the loan notes had a carrying value of $11.0 million, resulting in a gain of $0.0 million on disposal.

In February 2020, Frontline Shipping redeemed in full the loan note received by the Company on the sale of the VLCC Front Circassia in 2018. The aggregate amount received on redemption was $8.9 million. At the time of the redemption, the loan note had a carrying value of $4.45 million, resulting in a gain of $4.45 million on settlement.

The Company received the following interest income on the loan notes:

	Nine months ended
(in thousands of $)	September 30, 2021	September 30, 2020
Frontline Shipping	—	82
Frontline	—	97

Other related party transactions

In February 2020, the Company delivered the 2002-built VLCC Front Hakata to an unrelated third party for sale proceeds of $33.5 million. Furthermore, the Company agreed with Frontline Shipping to terminate the long-term charter for the vessel upon the sale and delivery, and paid $3.2 million compensation for early termination of the charter. A gain of $1.4 million was recognized on the sale.

In March 2021, the Company received a capital dividend of approximately $8.8 million from ADS Maritime Holding following the sale of its remaining two vessels. Also in March 2021, the Company sold its remaining shares in ADS Maritime Holding for a consideration of approximately $0.8 million recognizing a gain of $0.7 million on disposal (Refer to Note 5: Investments in debt and equity securities).

Dividends and interest income received from shares held in and secured notes issued by related parties:

	Nine months ended
(in thousands of $)	September 30, 2021	September 30, 2020
Dividends received
ADS Maritime Holding	—	2,241
Frontline	—	2,376
Interest income received
NorAm Drilling	233	210

For additional information on the shares and corporate bonds held, refer to Note 5: Investments in debt and equity securities.

18.ALLOWANCE FOR EXPECTED CREDIT LOSSES

ASU 2016-13 introduced a new credit loss methodology, requiring earlier recognition of potential credit losses. The Company adopted ASU 2016-13 using the modified retrospective method from January 1, 2020. The provision is based on an assessment of the impact of current and expected future conditions, and at September 30, 2021 this is inclusive of the Company's estimate of the potential effect of the COVID-19 pandemic on credit losses. The duration and severity of COVID-19 and continued market volatility is highly uncertain and, as such, the impact on expected credit losses is subject to significant judgment and may cause variability in the Company’s allowance for credit losses in future periods. Movements in the allowance for expected credit losses may result in gains as well as losses recorded in income as changes occur in the balances of our financial assets and the risk profiles of our counterparties.

The following table presents the impact of the allowance for expected credit losses on the Company's balance sheet line items for the nine months ended September 30, 2021.

(in thousands of $)	Trade receivables	Other receivables	Related Party receivables	Investment in sales-type, direct financing leases and leaseback assets	Other long-term assets	Total
Balance at December 31, 2020	33	881	1,973	4,390	1,894	9,171
Reclassification to 'vessels and equipment, net'	—	—	—	(2,030)	—	(2,030)
Transfer from associated companies	—	—	569	—	—	569
Change in allowance recorded in 'other financial items'	28	(332)	705	(1,352)	—	(951)
Balance at September 30, 2021	61	549	3,247	1,008	1,894	6,759

The impact of the allowance for expected credit losses on the associates is disclosed in Note 10: Investment in associated companies.

In March 2021, the drilling unit held by a wholly owned subsidiary of the Company (SFL Linus) was reclassified from direct financing lease to operating lease and has been presented within Vessels and Equipment. A previously recognized credit loss allowance of $2.0 million was derecognized as a result of the reclassification. Refer to Note 6: Vessels and Equipment, net and Note 9: Investment in sales-type leases, direct financing leases and leaseback assets.

In August 2021, SFL Hercules ceased to be accounted for as an associate and become consolidated, resulting in an addition of $0.6 million in credit loss allowance for related party receivables. See Note 10: Investment in associated companies.

19.COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

(in millions of $)	September 30, 2021	December 31, 2020
Vessels and equipment, net	2,080	1,189
Investments in sales-type, direct financing leases and leaseback assets	209	675
Book value of consolidated assets pledged under ship mortgages	2,289	1,864

Assets with finance lease liabilities

(in millions of $)	September 30, 2021	December 31, 2020
Vessels under finance lease, net	666	697
Total book value	666	697

The Company has funded its acquisition of vessels, jack-up rig and ultra-deepwater drilling unit through a combination of equity, short-term debt and long-term debt. Providers of long-term loan facilities usually require that the loans be secured by mortgages against the assets being acquired.

As at September 30, 2021, the Company had $2.0 billion of outstanding principal indebtedness under various credit facilities (December 31, 2020: $1.7 billion) and finance lease liabilities totaling $0.5 billion (December 31, 2020: $0.6 billion).

As at September 30, 2021, the Company had a forward contract which is due to expire in January 2022, to repurchase 1.4 million shares of Frontline (December 31, 2020: 1.4 million shares) with a carrying value of $13.6 million (December 31, 2020: $9.0 million). The transaction has been accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability of $15.6 million recorded within debt at September 30, 2021 (December 31, 2020: $15.6 million). At September 30, 2021 these shares together with a restricted cash balance of $5.6 million (December 31, 2020: $9.0 million) have been pledged as part of the forward agreement.

Other Contractual Commitments and Contingencies

The Company has arranged insurance for the legal liability risks for its shipping activities with Gard P.& I. (Bermuda) Ltd., Assuranceforeningen Skuld (Gjensidig), The Steamship Mutual Underwriting Association Limited, The West of England Ship Owners Mutual Insurance Association (Luxembourg), North of England P&I Association Limited, The Standard Club Europe Ltd, The United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited and The Britannia Steam Ship Insurance Association Limited, all of which are mutual protection and indemnity associations. The Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which may result in additional calls on the members.

Capital commitments

As at September 30, 2021, the Company has no capital commitments towards the procurement of scrubbers on vessels owned by the Company (December 31, 2020: $5.8 million on nine vessels).

As at September 30, 2021, the Company had commitments to pay approximately $5.0 million towards the installation of BWTS on nine vessels from its fleet (December 31, 2020: $7.0 million on 16 vessels), with installations expected to take place up to the end of 2022.

During the nine months ended September 30, 2021, the Company entered into purchase agreements with an unrelated party, for the acquisition of three Suezmax tankers, for a total purchase price of $165.0 million. The vessels are built in 2019 and have the latest eco-design features, including exhaust gas cleaning systems. The vessels are expected to be delivered between the fourth quarter of 2021 and the first quarter of 2022 and are contracted to immediately commence a five year time charter to a large commodity trading and logistics company, upon delivery.

As at September 30, 2021, the Company had commitments under shipbuilding contracts to construct four newbuilding dual-fuel 7,000 CEU car carriers designed to use liquefied natural gas ("LNG"), totaling to $254.2 million (December 31, 2020: $0.0 million). Delivery of the vessels is expected to take place in 2023 and 2024. (Refer to Note 7: Newbuildings and Vessel Purchase Deposits).

There were no other material contractual commitments as at September 30, 2021.

The Company is routinely party both as plaintiff and defendant to lawsuits in various jurisdictions under charter hire obligations arising from the operation of its vessels in the ordinary course of business. The Company believes that the resolution of such claims will not have a material adverse effect on its results of operations or financial position. The Company has not recognized any contingent gains or losses arising from the pending results of any such lawsuits.

20.SUBSEQUENT EVENTS

On November 10, 2021, the Board of Directors of the Company declared a dividend of $0.18 per share to shareholders of record as of December 15, 2021, which will be paid in cash on or around December 29, 2021.

In October 2021, the Company delivered two Handysize dry bulk vessels to their new owners. These were two out of the seven Handysize dry bulk vessels agreed for sale in September 2021. The Company expects to deliver the remaining five vessels to their new owners before the end of the fourth quarter.

In October 2021, the 5.75% unsecured convertible notes due 2021 was repaid in full by the Company. As at September 30, 2021, the Company had an outstanding balance of $144.7 million in relation to this debt.

SFL CORPORATION LTD
As used herein, “we,” “us,” “our” and “the Company” all refer to SFL Corporation Ltd. and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the nine months ended September 30, 2021

General

We are SFL Corporation Ltd., a Bermuda-based company incorporated in Bermuda on October 10, 2003, as a Bermuda exempted company under the Bermuda Companies Law of 1981 (Company No. EC-34296). We are engaged primarily in the ownership and operation of vessels and offshore related assets, and also involved in the charter, purchase and sale of assets. Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-9500.

We operate through subsidiaries located in Bermuda, Cyprus, Malta, Liberia, Norway, the United Kingdom, Singapore and the Marshall Islands.

We are an international ship owning and chartering company with a large and diverse asset base across the maritime and offshore industries. As at November 19, 2021, our assets consist of five crude oil tankers, 20 dry bulk carriers, 35 container vessels (including seven leased-in vessels), two car carriers, one jack-up drilling rig, one ultra-deepwater drilling unit, two chemical tankers, two oil product tankers and four car carriers under construction in our wholly owned and partly owned subsidiaries and associated companies.

Since our formation, we have increased our customer base significantly and as at November 19, 2021, some of our long term customers included Hyundai Glovis Co. Ltd. (“Hyundai Glovis”), Sinotrans Shipping Limited (“Sinotrans”), Maersk Line A/S (“Maersk”), MSC Mediterranean Shipping Company S.A. and its affiliate Conglomerate Shipping Ltd. (“MSC”), Phillips 66 Company (“Phillips 66”), Landbridge Group Co. Ltd. and its subsidiaries (“Landbridge”) and Evergreen Marine Corporation (Taiwan) Ltd. and its affiliate Evergreen Marine (Singapore) Pte Ltd. (“Evergreen”) and certain related parties, including Frontline Shipping Limited (“Frontline Shipping”), Seadrill Limited (“Seadrill”), Golden Ocean Group Limited (“Golden Ocean”).

Our primary objective is to continue to grow our business through accretive acquisitions across a diverse range of marine and offshore asset classes. In doing so, our strategy is to generate stable and increasing cash flows by chartering our assets primarily under medium to long-term bareboat or time charters.

Risk Factors

You should carefully consider the risks and the discussion of risks in this report and other important factors described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, as well as those described from time to time in the reports filed by the Company with the Commission.

The failure of the charterers of our drilling rigs to meet their obligations to us under our lease agreements, or material change to the terms of such agreements, could have a material adverse effect on our business, financial condition, results of operations and cash flows, ability to pay dividends to our shareholders and compliance with covenants in our credit facilities.

The failure of the charterers of our drilling rigs to meet their respective obligations to us under our existing lease agreements, or any material changes to the commercial terms of such agreements, including reductions in the charter rates payable to us, or any material payments that we are required to make under our guarantees or any acceleration of our debt as a result of an event of default thereunder would likely have material adverse effect on our business, financial condition, results of operations and cash flows, ability to pay dividends to our shareholders and compliance with covenants in our credit facilities.

A significant portion of our net income and operating cash flows are generated from our leases with subsidiaries of Seadrill, which disclosed on February 10, 2021 that it and most of its subsidiaries filed Chapter 11 cases in the Southern District of Texas, USA (the "Chapter 11 Proceedings").

In connection with Seadrill's Chapter 11 Proceedings, SFL and certain of its subsidiaries entered into court approved interim agreements relating to two of the Company's drilling rigs (West Linus and West Hercules) that are chartered to subsidiaries of Seadrill and sub-chartered to oil majors. Pursuant to these agreements, Seadrill is allowed to use funds received from the respective sub-charterers to pay a fixed level of operating and maintenance expenses in additional to general and administrative costs. In exchange, SFL will receive approximately 65 -75% of the contractual charterhire under the existing charter agreements for West Linus and West Hercules. Any excess amounts paid pursuant to the above referenced sub-charters will remain in Seadrill's earnings accounts, that are pledged to SFL and its financing banks.

In August 2021, the Company entered into an amendment to its existing charter agreement (the “amendment agreement”) with subsidiaries of Seadrill for the harsh environment semi-submersible rig West Hercules. Under the amendment agreement with Seadrill, the West Hercules is contracted to be employed with an oil major into the second half of 2022 (the “charter period”), prior to being redelivered to SFL in Norway. Pursuant to the amendment agreement, SFL has agreed to receive bareboat hire of (i) approximately $64,700 per day until Seadrill emerges from Chapter 11 and its plan of reorganization (the “Plan”) is confirmed by the court (the “Emergence Date”), and (ii) following the Emergence Date, approximately $60,000 per day while the rig is employed under a contract and generating revenues for Seadrill and approximately $40,000 in all other scenarios, including when the rig is idle or undergoing mobilization or demobilization. Pursuant to the amendment agreement, Seadrill has agreed to fund the mobilization and demobilization of the rig, which is expected to occur during the charter period. Seadrill obtained bankruptcy court approval of the amendment agreement on August 27, 2021, which was a condition precedent to the effectiveness to the amendment agreement. Each of SFL’s financing banks consented to the amendment agreement, and SFL’s limited corporate guarantee of the outstanding debt of the rig owning subsidiary remains unchanged at $83 million. Additionally, SFL agreed to a cash contribution of $5 million to the SFL Hercules's pledged earnings account at the time of redelivery following the termination of the Seadrill charter, in addition to a $3 million payable by Seadrill.

On October 26, 2021, Seadrill announced that the Plan of Reorganization (the "Plan") has been confirmed by the U.S. Bankruptcy Court for the Southern District of Texas. Following the court’s approval of the Plan, Seadrill is targeting an exit of Chapter 11 proceedings in approximately 60 days, subject to certain customary conditions, including certain antitrust approvals.

The interim agreement between SFL and Seadrill relating to the West Linus remains in place however the parties have yet to enter into a new agreement for the period after Seadrill’s emergence from Chapter 11. If we are unable to reach a new agreement with Seadrill following Seadrill’s emergence from Chapter 11, we may seek to enter into new management and employment arrangements in respect of the rig, including with existing counterparties. In the meantime, the rig continues to be employed on its sub-charter to an oil major in the North Sea that currently expires at the end of 2028. For a discussion of certain operating, environmental and other risks relating to our rigs, please see the risk factors in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.

Recent and Other Developments

Acquisitions and Disposals

Acquisitions

In March 2021, we agreed to purchase a 2020-built 5,300 TEU vessel with a long term charter to Maersk. The vessel was delivered to us in September 2021 and immediately commenced its long term charter.

In April 2021, we entered into an agreement with the Volkswagen Group to build and charter out two newbuild dual-fuel 7,000 CEU car carriers designed to use liquefied natural gas ("LNG"). The charter period is 10 years from delivery in 2023, and until the new vessels are delivered, they will charter the two existing car carriers SFL Composer and SFL Conductor.

In June 2021, we agreed to acquire two medium-sized container vessels with long term charters to Maersk. The vessels are modern eco-designs built in 2013 and 2014 with approximately 6,800 TEU carrying capacity. The two vessels were delivered to us in August 2021 and immediately commenced their long term charters.

In August 2021, we agreed to purchase two additional 14,000 TEU container vessels with charters to Evergreen. The vessels were delivered to us in September 2021. The two vessels are sister vessels to the four existing vessels we already had on charter to Evergreen.

In August 2021, we entered into an agreement with K Line to build and charter out two additional newbuild dual-fuel 7,000 CEU car carriers designed to use LNG. The charter period is 10 years from delivery of the vessels in 2024.

In September 2021, we agreed to purchase three Suezmax tankers. The vessels are built in 2019 and have the latest eco-design features, including exhaust gas cleaning systems. The vessels are expected to be delivered to us between the fourth quarter of 2021 and the first quarter of 2022 and are contracted to immediately commence a five year time charter to a large commodity trading and logistics company, upon delivery.

Disposals

In March 2021, we agreed to sell the drilling rig West Taurus for recycling at a ship recycling facility in Turkey. The rig was delivered to the recycling facility in September 2021.

In July 2021, we were notified by MSC that they would exercise the purchase options on the 18 vintage feeder container vessels, currently on finance lease with them. The vessels were sold and redelivered to MSC in August and September 2021.

In September 2021, we agreed to sell the seven Handysize dry bulk carriers, that are operating on short term charters. Two of the vessels were delivered to the new owners in October, with the remaining five vessels expected for delivery before the end of 2021.

Other Developments

Corporate Debt and Lease debt financing

In April 2021, the Company successfully placed $150 million in senior unsecured sustainability-linked bonds due 2026. The bond will pay a coupon of 7.25% per annum, and net proceeds will be used to refinance existing bonds and for general corporate purposes.

In September 2021, we drew down $134 million for the financing of the two newly acquired 14,000 TEU container vessels. The loan carries interest of LIBOR plus margin of 1.8% per annum.

Also in September 2021, we entered into a sale and leaseback transaction via a Japanese Operating Lease with Call Option financing structure for $130 million for the financing of the two newly acquired 6,800 TEU container vessels. The vessels were sold and leased back for a term of six years, with options to purchase each vessel at the end of the fifth and sixth year. The transaction did not qualify as a sale and has been recorded as a financing arrangement. The Lease debt financing carry interest of 2.5% per annum.

Share Options

In May 2021, 480,000 options were awarded to employees and board members pursuant to the Company's Share Option Scheme. The options vest over a three-year period and have a five year term. The initial strike price was $8.79 per share and the first options will be exercisable beginning in May of 2022.

Dividend

On May 12, 2021, the Board of Directors of the Company declared a dividend of $0.15 per share to shareholders on record as of June 14, 2021, which was paid in cash on or around June 29, 2021.

On August 18, 2021, the Board of Directors of the Company declared a dividend of $0.15 per share to shareholders on record as of September 15, 2021, which was paid in cash on or around September 29, 2021.

On November 10, 2021, the Board of Directors of the Company declared a dividend of $0.18 per share to shareholders on record as of December 15, 2021, which will be paid in cash on or around December 29, 2021.

Share Issue

During the nine months ended September 30, 2021, the Company issued 10.7 million shares under the ATM and DRIP arrangements and received net proceeds of $89.4 million.

Seadrill Charters and Associate Debt

In August 2021, the Company entered into charter amendment agreement with subsidiaries of Seadrill for the harsh environment semi-submersible rig West Hercules. The interim agreement between SFL and Seadrill relating to the West Linus remains in place however the parties have yet to enter into a new agreement for the period after Seadrill’s emergence from Chapter 11. If we are unable to reach a new agreement on the rig with Seadrill, following Seadrill’s emergence from Chapter 11, we may seek to enter into new management and employment arrangements in respect of the rig, including with existing counterparties. In the meantime, the rig continues to be employed on its sub-charter to an oil major in the North Sea that currently expires at the end of 2028. Please refer to the Risk Factor above - “The failure of the charterers of our drilling rigs to meet their obligations to us under our lease agreements, or material change to the terms of such agreements, could have a material adverse effect on our business, financial condition, results of operations and cash flows, ability to pay dividends to our shareholders and compliance with covenants in our credit facilities” for further discussion. For a discussion of certain operating, environmental and other risks relating to our rigs, please see the risk factors in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.

COVID-19 Pandemic

Since the beginning of the calendar year 2020, efforts to stop the spread of the novel coronavirus (“COVID-19”) has caused restrictions on the movement of people and affected business operations worldwide including, but not limited to, supply chains, trade, employees (including the risk of sickness and crew change restrictions), travel including port restrictions and border closures, financial markets and commodity prices. The Company’s business could be materially and adversely affected by this pandemic and the Company is unable to reasonably predict the estimated length or severity of the COVID-19 pandemic on future operating results.

In response to the pandemic, many countries, ports and organizations, including those where the Company conducts a large part of its operations, implemented measures to combat the pandemic, such as quarantines and travel restrictions. Such measures have caused and will likely continue to cause severe trade disruptions. The extent to which COVID-19 will impact the Company's results of operations and financial condition, including possible vessel impairments, will depend on future developments including, among others, new information which may emerge concerning the severity of the virus, any resurgence of the virus, the actions to contain or treat its impact, others and the length of time that the pandemic continues and whether subsequent waves of the infection happen, including as a result of vaccination rates among the population, the effectiveness of COVID-19 vaccines and the response by governmental bodies and regulators.

Operating Results

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2021	September 30, 2020
Total operating revenues	361,335	356,135
Gain on sale of assets and termination of charters, net	56	2,250
Total operating expenses	(221,399)	(290,247)
Net operating income/(loss)	139,992	68,138
Interest income	6,070	11,835
Interest expense	(72,794)	(101,625)
Other non-operating items, net	7,531	(40,676)
Equity in earnings of associated companies	3,424	3,128
Net income/(loss)	84,223	(59,200)

Net operating income for the nine months ended September 30, 2021, was $140.0 million, compared with a net operating income of $68.1 million for the nine months ended September 30, 2020. The increase is principally due to higher operating expenses in the nine months ended September 30, 2020 resulting from impairment losses of $80.5 million recognized on the carrying value of our long-lived assets due to changes in expected future cash flows following uncertainty over future demand combined with negative implications for global trade of dry bulk commodities as a result of the COVID-19 outbreak. The overall net income/(loss) for the period increased by $143.4 million compared with the same period in 2020. This was mainly due to the impairment losses recognized in 2020 which are described above, and net gains of $7.5 million recorded in other non-operating items in the nine months ended September 30, 2021. Other non-operating items, net for the nine months ended September 30, 2021 mainly relate to a net gain on marketable securities totaling $4.5 million, a net gain of $9.0 million from mark to market gain on derivatives and a net cash payments on non-designated derivatives of $5.2 million.

River Box was previously a wholly owned subsidiary of the Company. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party, and has accounted for the remaining 49.9% ownership in River Box using the equity method (Refer to Note 10: Investment in associated companies). The net income of the River Box group is included under “equity in earnings of associated companies” during the nine months ended September 30, 2021.

In August 2021, a wholly owned subsidiary owning the ultra-deepwater drilling unit West Hercules ceased to be accounted for as an associate and became consolidated. In addition, in the fourth quarter of 2020, the two wholly owned subsidiaries owning the drilling rigs West Taurus and West Linus ceased to be accounted for as associates and became consolidated. The net income of the wholly-owned subsidiaries owning these assets are included under “equity in earnings of associated companies”, for the period these are accounted for under the equity method. In the nine months ended September 30, 2020, two ultra-deepwater drilling units and one harsh environment jack-up drilling rig were accounted for under the equity method.

Total operating revenues

Total operating revenues increased by 1.5% in the nine months ended September 30, 2021, compared with the same period in the previous year.

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2021	September 30, 2020
Sales-type, direct financing lease and leaseback asset interest income	16,809	51,946
Finance lease service revenues	4,914	5,247
Profit sharing revenue and income	13,193	17,229
Time charter revenues	262,353	238,625
Bareboat charter revenues	18,201	7,164
Voyage charter revenues	42,660	32,291
Other operating income	3,205	3,633
Total operating revenues	361,335	356,135

Sales-type, direct financing leases and leaseback asset interest income
Sales-type, direct financing lease interest income arose on our two crude oil tankers on charter to Frontline Shipping, 25 container vessels on long term charters to MSC, from which 15 vessels were delivered back to MSC between August 23, 2021 and September 6, 2021 following a purchase option exercised by MSC and one drilling rig on charter to Seadrill until its reclassification as operating lease on March 9, 2021. In addition, the Company has leaseback interest income from three feeder container vessels chartered to MSC, until their delivery back to MSC in August 23, 2021 following a purchase option exercised and one VLCC which are reported as leaseback assets.

In general, sales-type leases, direct financing leases and leaseback asset interest income reduces over the terms of our leases; progressively, a lesser or capital proportion of the lease or loan rental payment is allocated to interest income and a greater proportion is treated as repayment of investment in the lease or loan. The 68% decrease in sales-type, direct financing lease and leaseback asset interest income in the nine months ended September 30, 2021 compared with the same period in 2020 was mainly a result of the sale of four container vessels as part of the sale of 50.1% of River Box in December 2020, the sale of one VLCC in February 2020, which was on charter to Frontline Shipping and the sale of three VLCC's in August 2020 and November 2020 on charter to Hunter Group. This significantly reduced interest income was partially offset by the addition of one VLCC in the second quarter of 2020 and the addition of one drilling rig on charter to Seadrill, which was consolidated from the fourth quarter of 2020. The drilling rig was also reclassified from a direct financing lease to an operating lease asset and is no longer included in direct financing lease interest income from March 2021.

Service revenues from direct financing leases
The vessels chartered on direct financing leases to Frontline Shipping are leased on time charter terms, whereby we are responsible for the management and operation of such vessels. This has been effected by entering into fixed price agreements with Frontline Management (Bermuda) Ltd. (“Frontline Management”), a subsidiary of Frontline, whereby we pay them management fees of $9,000 per day for each vessel chartered to Frontline Shipping. Accordingly, $9,000 per day is allocated from each time charter payment received from Frontline Shipping to cover lease executory costs, and this is classified as "direct financing lease service revenue". The 6% decrease in direct financing lease service revenues in the nine months ended September 30, 2021, compared to the prior nine months ended September 30, 2020, is due to the sale of one VLCC in February 2020, which was on charter to Frontline Shipping.

Profit share revenues
We recorded $0.3 million of profit share revenue in the nine months ended September 30, 2021, from the profit sharing arrangement with Frontline Shipping (nine months ended September 30, 2020: $15.2 million) as the Company is entitled to a 50% profit share above the base charter rates, calculated and paid on a quarterly basis. The decrease is attributable to a less favorable tanker market in 2021. The profit share was earned on two vessels in the nine months ended September 30, 2021, compared to three vessels in the nine months ended September 30, 2020.

We also have a profit share arrangement related to the eight Capesize dry bulk vessels on charter to a subsidiary of Golden Ocean, whereby the Company is entitled to a 33% profit share above certain threshold levels, calculated and paid on a quarterly basis. We recorded $5.4 million of profit share revenue under this arrangement in the nine months ended September 30, 2021 (nine months ended September 30, 2020: $0.04 million).

We recorded $7.5 million from a fuel saving arrangement relating to seven container vessels on charter to Maersk, following the installation of scrubbers (nine months ended September 30, 2020: $2.0 million relating to five containers). The Company is entitled to a share of the fuel savings dependent on the price difference between IMO compliant fuel and IMO non-compliant fuel.

Time charter revenues
During the nine months ended September 30, 2021, time charter revenues were earned by 21 container vessels, two car carriers, 22 dry bulk carriers and two product tankers. The 10% increase in time charter revenues for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, was mainly the result of the acquisition of five container vessels in the third quarter of 2021 and due to more drydocking and offhire days in 2020 for scrubber installations.

Bareboat charter revenues
Bareboat charter revenues are earned by our vessels and rigs which are leased under operating leases on a bareboat basis. In the nine month periods ended September 30, 2021, these consisted of two chemical tankers and two drilling rigs on charter to Seadrill. The 154% increase in bareboat charter revenues compared to the nine months ended September 30, 2020 was a result of the reclassification of the West Linus lease from a direct financing lease to an operating lease in March 2021. In addition, in August 2021, the wholly owned subsidiary owning the ultra-deepwater drilling unit West Hercules ceased to be accounted for as an associate and became consolidated. In June 2021, one of our chemical tankers completed her bareboat charter and was chartered in the spot market during the quarter.

Voyage charter revenues
The 32% increase in voyage charter revenues for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020 was mainly attributable to the voyage charter revenue of the Handysize dry bulk carriers which are sometimes chartered on a voyage-by-voyage basis. Seven of these vessels had voyage revenue in the nine months ended September 30, 2021, compared to three vessels in the same period in 2020. The above vessels also had more favorable rates in the nine months ended September 30, 2021 compared to the same period in 2020 due to favorable market conditions. In addition, in June 2021, one of our chemical tankers completed her bareboat charter and was chartered in the spot market during the quarter. The above is slightly offset by the relatively lower earnings of the two Suezmax tankers, Everbright and Glorycrown, trading in a pool together with two similar tankers owned by Frontline. The decrease is attributable to a less favorable tanker market in 2021 compared with 2020.

Cash flows arising from sales-type leases, direct financing leases and leaseback assets

The following table analyzes our cash flows from the sales-type leases, direct financing leases and leaseback assets with Frontline Shipping, Seadrill, MSC, Landbridge and the Hunter Group and shows how they are accounted for:

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2021	September 30, 2020
Charter hire payments accounted for as:
Sales-type lease, direct financing lease and leaseback assets interest income	16,809	51,946
Service revenue from direct financing leases	4,914	5,247
Repayments from sales-type leases, direct financing leases and leaseback assets	30,944	42,382
Total payments received from sales-type, direct financing leases and leaseback assets	52,667	99,575

Gain on sale of assets and termination of charters

During the nine months ended September 30, 2021, we received notices of the intention to exercise the purchase options on 18 feeder container vessels on long term charter to MSC. All 18 vessels were delivered to MSC in August and September 2021. A net gain of $0.6 million was recorded in relation to the sale of these vessels.

Also during the nine months ended September 30, 2021, the West Taurus rig was delivered to Rota Shipping Inc. for recycling. The asset was derecognized at disposal and a net loss of $0.6 million was recorded in relation to the recycling of the rig.

In the nine months ended September 30, 2020, a net gain of $2.3 million was recorded, arising from the disposal of three VLCC (Front Hakata, Hunter Atla and Hunter Saga) and five offshore support vessels (Sea Cheetah, Sea Jaguar, Sea Halibut, Sea Pike and Sea Leopard) to unrelated third parties. (See Note 2: Gain/(loss) on sale of assets and termination of charters).

Operating expenses

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2021	September 30, 2020
Vessel operating expenses	114,102	117,857
Depreciation	95,897	83,159
Administrative expenses	9,473	8,720
Vessel impairment charge	1,927	80,511
Total operating expenses	221,399	290,247

Vessel operating expenses include the day to day running costs and occasional voyage expenses for the container vessels, dry bulk carriers, product tankers, car carriers operated on a time charter basis and managed by related and unrelated parties, and also voyage expenses from our two Suezmax tankers trading in a pool together with the two similar tankers owned by Frontline, one chemical tanker and certain Handysize dry bulk carriers operating in the spot market during the nine months ended September 30, 2021. In addition, vessel operating expenses include predelivery and drydocking costs and payments to Frontline Management of $9,000 per day for each vessel chartered to Frontline Shipping and Golden Ocean Management of $7,000 per day for each vessel chartered to Golden Ocean Charterer, in accordance with their respective vessel management agreements.

Vessel operating expenses decreased by $3.8 million for the nine months ended September 30, 2021, compared with the same period in 2020. The decrease is mainly due to a decrease in drydocking costs as six vessels were drydocked in the nine months ended September 30, 2021 compared to 11 in same period in 2020, as well as a decrease in vessel management expenses for vessels chartered to Frontline due to the sale of Front Hakata in February 2020.

Depreciation expenses relate to vessels owned by the Company or vessel leased-in under finance leases, that are not accounted for as investments in sales-type direct financing and leaseback assets. The increase in depreciation of $12.7 million for the nine months ended September 30, 2021, compared to the same period in 2020, was mainly due to the consolidation of two rigs which were previously accounted for as associates and the acquisition of five container vessels in the third quarter of 2021 which started to be depreciated.

In the nine months ended September 30, 2021, an impairment charge of $1.9 million was recorded on one of our rigs, which was sold in September 2021. In the nine months ended September 30, 2020, impairment charges of $80.5 million were recorded against the carrying value of seven Handysize dry bulk vessels reported as owned vessels and one offshore support vessel reported as an 'asset held for sale'. The impairment charge arose in the nine months ended September 30, 2020, as a result of revised future cashflow estimates following uncertainty over future demand combined with negative implications for global trade of dry bulk commodities as a result of the COVID-19 outbreak.

Interest income

Total interest income decreased by $5.8 million for the nine months ended September 30, 2021, compared to the same period in 2020, mainly due to reduced interest income on the loans to associates. In the fourth quarter of 2020, the two wholly owned subsidiaries SFL Deepwater and SFL Linus ceased to be accounted for as associated companies and became consolidated. In addition, in August 2021, a wholly owned subsidiary owning the ultra-deepwater drilling unit West Hercules ceased to be accounted for as an associate and became consolidated and as a result interest income for this rig is only recognized up to the consolidation date. This has been partially offset by interest income received from the loan to River Box. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party and has accounted for the remaining 49.9% ownership in River Box using the equity method (Refer to Note 10: Investment in associated companies).

Interest expense

	Interest expense (in thousands of $)		Total borrowings and lease liabilities (in millions $)
	Nine months ended		As at
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Interest on US$ floating rate loans	18,238	22,647	1,214.3	922.4
Interest on NOK500 million senior unsecured floating rate bonds due 2020	—	1,007	—	—
Interest on NOK700 million senior unsecured floating rate bonds due 2023	3,177	3,375	80.1	74.8
Interest on NOK700 million senior unsecured floating rate bonds due 2024	3,076	3,208	79.6	74.3
Interest on NOK600 million senior unsecured floating rate bonds due 2025	2,287	2,152	61.8	57.7
Interest on 5.75% senior unsecured convertible notes due 2021	7,657	9,152	144.7	212.2
Interest on 4.875% senior unsecured convertible notes due 2023	5,047	5,250	137.9	141.9
Interest on 7.25% senior unsecured sustainability-linked bonds due 2026	4,169	—	150.0	—
Interest on Lease debt financing	70	—	130.0	—
Interest on finance lease obligations	19,574	44,943	536.6	1,056.9
Swap interest	4,214	2,350	—	—
Other interest and debt	66	612	15.6	15.6
Amortization of deferred charges	5,219	6,929	—	—
Total	72,794	101,625	2,550.6	2,555.8

Interest expense for the nine months ended September 30, 2021, was $72.8 million compared with $101.6 million for the nine months ended September 30, 2020. The decrease in interest expense associated with our floating rate debt for the nine months ended September 30, 2021, compared to the same period in 2020, is mainly due to loans on vessels that were refinanced at lower margins and the decreased LIBOR rate in the period. The average three-month LIBOR was 0.16% in the nine months ended September 30, 2021 compared to an average of 0.79% in the nine months ended September 30, 2020. Changes in interest related to the bonds are due to changes in exchange rate, new bond issuances and repayments and redemptions. These include the NOK500 million floating rate bond due 2020, which was fully repaid during the year ended December 31, 2020, and repurchases of the 5.75% convertible notes due 2021 and 4.875% convertible bonds due 2023. The reduction in the interest expenses from bonds was partially offset by interest expenses from the newly issued 7.25% senior unsecured sustainability-linked bonds due 2026 which the Company successfully placed in May 2021 and the interest expense from the Lease debt financing of $130.0 million obtained by the Company in September 2021, in relation to the purchase of two vessels.

At September 30, 2021, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fix our interest rates on $0.8 billion of floating rate debt at a weighted average rate excluding margin of 1.92% per annum (September 30, 2020: $1.2 billion of floating rate debt fixed at a weighted average rate excluding margin of 1.76% per annum). The increase in swap interest expense is due to changes in swaps and also due to fluctuations in average LIBOR and NIBOR rates.

Other interest expense for the nine months ended September 30, 2021, of $0.1 million (nine months ended September 30, 2020: $0.6 million) arose from the sale and subsequent forward contract to repurchase shares which is accounted for as a secured borrowing. (See Note 12: Short-Term and Long-Term Debt).

The above finance lease interest expense represents the interest portion of our finance lease obligations on seven vessels under a sale and leaseback transaction with an Asia based financial institution. In the nine months ended September 30, 2020, the finance lease interest expense included the interest on finance lease obligations of these seven vessels, as well as interest on finance lease obligations of four vessels on long-term time charter to MSC. On December 31, 2020, the Company sold 50.1% of the shares of River Box, the holder of finance lease obligations related to four of these vessels, and therefore these obligations are no longer consolidated by the Company. The Company has accounted for the remaining 49.9% ownership in River Box using the equity method (Refer to Note 10: Investment in associated companies).

Other non-operating items

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2021	September 30, 2020
Gain/(loss) on repurchase of bonds and extinguishment of debt	(727)	1,081
Gain on settlement of related party loan note	—	4,446
Dividends received from related parties	—	4,617
Gain/(loss) on investments in debt and equity securities	4,469	(20,866)
Other financial items, net	3,789	(29,954)
Total other non-operating items	7,531	(40,676)

The loan notes for the Front Circassia, Front Page, Front Stratus, Front Serenade and Front Ariake sold in 2018 were settled in February 2020 with the Company receiving $19.9 million as settlement and recognizing a gain of $4.4 million on the settlement of notes in the nine months ended September 30, 2020.

No dividend income was received in the nine months ended September 30, 2021. Dividends received in the nine months ended September 30, 2020, were $2.4 million from Frontline and $2.2 million from ADS Maritime Holding.

The gain on investments in debt and equity securities in the nine months ended September 30, 2021, principally relates to a mark to market gain of $4.6 million on the Frontline shares held as of September 30, 2021, a gain of $0.7 million recognized on the sale of approximately 4.0 million shares in ADS Maritime Holding and an impairment loss of $0.8 million, which was recorded against the NT Rig Holdco 7.5% bonds. The loss on investments in debt and equity securities in the nine months ended September 30, 2020, principally relates to net loss from mark to market adjustment and gain on sale of Frontline shares totaling $13.3 million and a further $7.6 million mark to market loss in the value of NorAm Drilling and ADS Maritime Holding shares.

In the nine months ended September 30, 2021, other financial items, net principally related to a gain of $9.0 million from positive mark-to-market adjustments on non-designated derivatives (nine months ended September 30, 2020, a loss of $23.8 million).

As reported above, certain assets were accounted for under the equity method in 2021 and 2020. Their non-operating expenses, including net interest expenses, are not included above, but are reflected in “equity in earnings of associated companies” - see below.

Equity in earnings of associated companies

In the nine month periods ended September 30, 2021 and September 30, 2020, we had certain investments accounted for using the equity method, as discussed in the Consolidated Financial Statements included herein (Note 10: Investment in associated companies). The total equity in earnings of associated companies in the nine months ended September 30, 2021, was $0.3 million higher than in the comparative period in 2020 mainly due to higher revenue recorded by the associates. In August 2021, SFL Hercules ceased to be accounted for as an associate and became consolidated by the Company, following amendments to the bareboat charter and loan facility agreements. SFL Linus and SFL Deepwater are also consolidated by the Company from October 2020. This was partially offset by the addition of River Box, previously a wholly owned subsidiary of the Company. On December 31, 2020, we sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. In the nine months ended September 30, 2021, we accounted for the remaining 49.9% ownership in River Box using the equity method.

Seasonality

A large part of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Our tankers on charter to Frontline Shipping and our dry bulk carriers on charter to the Golden Ocean Charterer are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels we will also be affected. We also have eight dry bulk carriers, two Suezmax tankers and two chemical tankers trading in the spot or short term time charter market, and the effects of seasonality may affect the earnings of these vessels. Following scrubber installations on seven container vessels on charter to Maersk, the agreements were amended to include sharing of fuel cost savings with Maersk. The fuel savings will depend on the price difference between IMO compliant fuel and IMO non-compliant fuel that is subsequently made compliant by the scrubbers. Scrubber installations on two VLCCs to Frontline, seven Capesize bulk carriers to Golden Ocean and two Suezmax tankers may potentially lead to fuel cost savings affecting earnings and profit share revenue.

Liquidity and Capital Resources

At September 30, 2021 we had total cash and cash equivalents of $250.7 million, excluding restricted cash of $5.6 million and investments in equity securities and corporate bonds of $24.7 million.

In the nine months ended September 30, 2021 we generated cash of $202.1 million net from operations, used $340.7 million net in investing activities and generated $170.5 million net from financing activities.

Cash flows provided by operating activities for the nine months ended September 30, 2021 increased to $202.1 million, from $194.4 million for the same period in 2020, due to changes in operating income received and the timing of charter hire and trade and other receivables.

Investing activities used cash of $340.7 million in the nine months ended September 30, 2021, compared to net cash provided of $74.0 million in the same period in 2020. The increase in cash used for investing activities for the nine months ended September 30, 2021 is mainly due to an outflow of $384.8 million to fund capital improvements and the acquisition of one 5,300 TEU container vessel (Maersk Zambezi), two 6,800 TEU container vessels (SFL Hawaii and SFL Maui) and two 14,000 TEU container vessels (Thalassa Elpida and Thalassa Patris), compared to an outflow of $49.2 million in the nine months ended September 30, 2020 to fund capital improvements. In addition there was an outflow of $50.0 million for installments in newbuilding contracts in the nine months ended September 30, 2021 with no such installments paid in the same period in 2020. This is partially offset by an inflow of cash of $85.7 million in the nine months ended September 30, 2021, from the sale of 18 feeder container vessels and one drilling rig, compared to $152.5 million in the comparable period in 2020, arising from the sale of three VLCC and five offshore support vessels.

Net cash provided by financing activities for the nine months ended September 30, 2021 was $170.5 million, compared to net cash used in the same period in 2020 of $257.0 million. This was mainly the result of an increase in the cash inflow from debt issued from $516.0 million in the nine months ended September 30, 2021 compared to $347.2 million in the comparable period in 2020. In addition, there was a decrease in cash outflows for the repayment and prepayment of long term debt to $266.9 million in the nine months ended September 30, 2021 compared to $392.3 million in the same period in 2020. There was a decrease of $37.4 million in the cash dividend amounts paid and an increase of $74.2 million of cash provided from shares issued in the nine months ended September 30, 2021 compared to the comparable period in 2020.

In addition to bank financing, the Company continually monitors equity and debt capital market conditions and may raise additional capital through the issuance of equity, debt or hybrid securities from time to time.

The following table presents an overall summary of our borrowings as at September 30, 2021.

As at September 30, 2021
(in millions of $)	Outstanding balance
Unsecured borrowings:
5.75% senior unsecured convertible notes due 2021	144.7
4.875% senior unsecured convertible notes due 2023	137.9
7.25% senior unsecured sustainability-linked bonds due 2026	150.0
NOK700 million senior unsecured floating rate bonds due 2023	80.1
NOK700 million senior unsecured floating rate bonds due 2024	79.6
NOK600 million senior unsecured floating rate bonds due 2025	61.8
Total bonds	654.1
Borrowings secured on Frontline shares	15.6
Lease debt financing	130.0
U.S. dollar denominated floating rate debt due through 2025	1,214.3
Total borrowings	2,014.0
Finance lease liabilities	536.6
Finance lease liabilities in associated companies (1)	224.0
Total borrowings and lease liabilities	2,774.6
(1) This represents 49.9% of the finance lease liabilities in the associated companies within River Box.

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As at September 30, 2021, the Company was in compliance with all of the covenants under its long-term debt facilities.

In August 2021, the Company entered into an amendment to its existing charter agreement (the “amendment agreement”) with subsidiaries of Seadrill for the harsh environment semi-submersible rig West Hercules. The amendment agreement was approved by the applicable bankruptcy court in September 2021. Each of SFL’s financing banks consented to the amendment agreement, and SFL’s limited corporate guarantee of the outstanding debt of the rig owning subsidiary remains unchanged at $83 million. Additionally, SFL agreed to a cash contribution of $5 million to the SFL Hercules's pledged earnings account at the time of redelivery following the termination of the Seadrill charter, in addition to a $3 million payable by Seadrill. (See Note 10: Investment in associated companies).

Following these recent amendments, SFL Hercules is in compliance with its debt covenants.

Following amendments to the West Hercules bareboat charter and loan facility agreements, SFL Hercules Ltd was determined to no longer be a variable interest entity and was consolidated from August 27, 2021 when the amendments were approved by the applicable bankruptcy court.

Security and Collateral
The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where the Company guarantees all or part of the loans, (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries and (iii) a first priority mortgage over the relevant collateral assets which includes substantially all of the vessels and the drilling units that are currently owned by the Company as at November 19, 2021, excluding four container vessels, two chemical tankers and five smaller dry bulk vessels agreed for sale with expected delivery to the new owners in the fourth quarter of 2021.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement pursuant to this safe harbor legislation. This report and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company’s current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company is making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated. In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:

▪the strength of world economies;
▪the Company’s ability to generate cash to service its indebtedness;
▪the Company’s ability to continue to satisfy its financial and other covenants, or obtain waivers relating to such covenants from its lenders under its credit facilities;
▪the availability of financing and refinancing, as well as the Company’s ability to obtain such financing or refinancing in the future to fund capital expenditures, acquisitions and other general corporate activities and the Company's ability to comply with the restrictions and other covenants in its financing arrangements;
▪the Company’s counterparties’ ability or willingness to honor their obligations under agreements with it;
▪fluctuations in currencies and interest rates;
▪general market conditions in the seaborne transportation industry, which is cyclical and volatile including fluctuations in charter hire rates and vessel values;
▪the inability to retain and recruit qualified key executives, key employees, key consultants or skilled workers;
▪the adequacy of insurance coverage for inherent operational risks, and its ability to obtain indemnities from customers, changes in laws, treaties or regulations;
▪changes in supply and generally the number, size and form of providers of goods and services in the markets in which the Company operates;
▪changes in demand in the markets in which the Company operates including shifts in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products;
▪technological innovation in the sectors in which we operate and quality and efficiency requirements from customers;
▪changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods;
▪increased inspection procedures and more restrictive import and export controls;
▪the imposition of sanctions by the Office of Foreign Assets Control of the Department of the U.S. Treasury or pursuant to other applicable laws or regulations imposed by the U.S. government, the EU, the United Nations or other governments against the Company or any of its subsidiaries;

▪compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery;
▪changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs;
▪the impact of the discontinuance of LIBOR after 2021 on any of the Company’s debt that references LIBOR in the interest rate;
▪the volatility of the price of the Company’s common shares;
▪the Company’s incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States;
▪the impact of any restructuring of the counterparties with whom the Company deals, including the bankruptcy proceedings relating to Seadrill and certain of its subsidiaries and timely delivery of vessel or rigs under construction within the contracted price; governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers;
▪potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures related to complying with such regulations;
▪potential liability from pending or future litigation;
▪general domestic and international political conditions, including any changes to energy and environmental policies and changes attendant to trade conflicts;
▪the length and severity of the ongoing coronavirus outbreak (COVID-19) and governmental responses thereto and the impact on the demand for commercial seaborne transportation and the condition of the financial markets;
▪potential disruption of shipping routes due to accidents, political instability, terrorist attacks, piracy or international hostilities;
▪world events, political instability terrorist attacks, piracy or international hostilities;
▪the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to Environmental, Social and Governance policies; and
▪other important factors described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, as well as those described from time to time in the reports filed by the Company with the Commission.
This report may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. The Company may also from time to time make forward-looking statements in other documents and reports that are filed with or submitted to the Commission, in other information sent to the Company’s security holders, and in other written materials. The Company also cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The information set forth herein speaks only as of the date hereof and the Company undertakes no obligation to update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL CORPORATION LTD

Date: November 19, 2021

By:	/s/ Aksel C. Olesen
Name: Aksel C. Olesen
Principal Financial Officer